UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No

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[ ]   Soliciting Material Pursuant §240.14a-12

AMERITRANS CAPITAL CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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AMERITRANS CAPITAL CORPORATION
747 THIRD AVENUE, 4TH FLOOR
NEW YORK, NEW YORK 10017

Notice of Special Meeting of Shareholders
To Be Held on March 18, 2008

Dear Shareholders:

The Special Meeting of Shareholders of Ameritrans Capital Corporation ("Ameritrans" or the "Company") will be held at the offices of Stursberg and Associates, LLC, 405 Lexington Avenue, Suite 4949, New York, New York, on Tuesday, March 18, 2008, at 10:00 a.m., to consider and act upon the following matters:

1.　　　To consider the approval of an Investment Advisory and Management Agreement with Velocity Capital Advisors, LLC;

2.　　　To consider the approval of the amendment and restatement of certain fundamental investment policies of Ameritrans;

3.　　　To consider the approval of the amendment and restatement of certain fundamental investment policies of Elk Associates Funding Corp. ("Elk"), a wholly owned subsidiary of Ameritrans;

4.　　　To consider the approval of an amendment to the Company's Articles of Incorporation to increase the number of shares of our authorized preferred stock from one million (1,000,000) shares to ten million (10,000,000) shares;

5.　　　To consider the approval of a private offering of one or a combination of the following securities of the Company's (i) common stock, $.0001 par value (the "Common Stock"), (ii) warrants exercisable into shares of Common Stock and/or (iii) shares of preferred stock, with such rights and preferences as determined by the Company's Board of Directors, subject to applicable law and regulation;

6.　　　To consider and act upon such other matters as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on January 18, 2008 as the time which Shareholders are entitled to notice of and to vote at the meeting and any adjournments as shall be determined. The stock transfer books of the Company will remain open.

All Shareholders are cordially invited to attend the meeting.

By Order of the Board of Directors,

/s/ Margaret Chance

MARGARET CHANCE, Secretary

February 15, 2008

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

AMERITRANS CAPITAL CORPORATION
747 THIRD AVENUE, 4TH FLOOR
NEW YORK, NEW YORK 10017

Proxy Statement for
Special Meeting of Shareholders
March 18, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Ameritrans Capital Corporation (the "Company") for use at the Special Meeting of Shareholders to be held on March 18, 2008, and at any adjournment of that meeting. In considering whether or not to have an adjournment, the Board will consider what is in the best interests of the shareholders. All proxies will be voted as marked. Proxies marked as abstaining (including proxies containing broker non-votes) on any matters to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. Any proxy may be revoked by a shareholder at any time before it is exercised, by written or oral request to Margaret Chance, Secretary of the Company. The date of mailing of this Proxy Statement is expected to be on or about February 19, 2008.

SOLICITATION OF PROXIES

The proxy enclosed with this Proxy Statement is solicited by the Board of Directors of the Company. Proxies may be solicited by officers, directors and regular supervisory and executive employees of the Company, none of whom will receive any additional compensation for their services. Such solicitations may be made personally, or by mail, facsimile, telephone, email, telegraph or messenger. The Company may reimburse brokers and other persons holding shares in their names or in the names of nominees for expenses in sending proxy materials to beneficial owners and obtaining proxies from such owners. All of the costs of solicitation of proxies will be paid by the Company.

All properly executed proxies delivered pursuant to this solicitation and not revoked will be voted in accordance with the directions given and, in connection with any other business that may properly come before the Special Meeting, in the discretion of the persons named in the proxy.

VOTING SECURITIES

The Board of Directors has fixed January 18, 2008 as the record date for the determination of Shareholders entitled to vote at the Special Meeting. At the close of business on December 31, 2007, there were outstanding and entitled to vote 3,405,583 shares of Common Stock of the Company and 300,000 shares of Participating Preferred Stock. Each share of Common Stock and Participating Preferred Stock is entitled to one vote for each share held. Shareholders have no dissenters' rights of appraisal in connection with any matter being presented at the Special Meeting. The following table sets forth certain information as to (i) those persons who, to our knowledge, owned 5% or more of our outstanding common stock as of December 31, 2007, (ii) each of our executive officers and directors, and (iii) all of our officers and directors as a group. Except as set forth below, the address of each person listed below is the address of Ameritrans.

NAME	NUMBER OF SHARES OF COMMON STOCK OWNED	PERCENTAGE OF[(A)] OUTSTANDING COMMON STOCK OWNED	NUMBER OF SHARES OF PARTICIPATING PREFERRED STOCK OWNED	PERCENTAGE OF OUTSTANDING PREFERRED STOCK OWNED
*Gary C. Granoff	362,225 (1)	10.63%	7,038(a)	2.35%
*Ellen M. Walker	24,574 (2)	**	**	**
*Lee A. Forlenza	47,198 (3)	1.41%	1,000	**
Steven Etra	169,744 (4)	4.98%	**	**
John R. Laird	8,100 (5)	**	**	**
Howard F. Sommer	8,000 (6)	**	163	**
Wesley Finch	30,788 (7)	**	10,000	3.33%
Infinity Capital Partners, L.P. 767 Third Avenue, 16th Floor New York, New York 10017	214,103(8)	6.28%	**	**
*Michael Feinsod	72,500 (9)	2.12%	**	**
*Margaret Chance	10,370 (10)	**	220(b)	**
*Silvia Mullens	6,700 (11)	**	**	**
Mitchell Partners L.P. 3187-D Airway Avenue Costa Mesa, CA 92626	289,210 (12)	8.49%	21,900	7.3%
Performance Capital, L.P. 605 Third Avenue, 19th Floor New York, NY 10158	336,375 (13)	9.87%	**	**
Prides Capital Partners, LLC 200 High Street, Suite 700 Boston, MA 02110	1,068,375 (14)	31.37%	**	**
*Murray A. Indick 200 High Street, Suite 700 Boston, MA 02110	0 (15)	**	**	**
Ivan Wolpert 19 Fulton Street, Suite 301 New York, NY 10038	20,616 (16)	**	**	**
All Officers and Directors, as a group (12 persons)***	740,815	21.20%	18,421	6.10%

(A) Ownership percentages are based on 3,405,583 Shares of common stock outstanding as of November 30, 2007. Under the rules of the Securities and Exchange Commission (the "SEC"), shares of common stock that an individual has a right to acquire within 60 days from December 31, 2007, pursuant to the exercise of options, warrants or other convertible securities, are deemed to be outstanding for the purpose of computing the percentage of ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person shown in the table.

* Michael Feinsod, Gary C. Granoff, Murray A. Indick, and Ellen M. Walker, (directors) and Margaret Chance, Lee Forlenza, and Silvia Mullens (officers), are each "interested persons" with respect to Ameritrans, as such term is defined in the 1940 Act.

** Less than 1%.

*** All Officers and Directors: Gary C. Granoff, Ellen M. Walker, Steven Etra, Margaret Chance, Silvia Mullens, Lee Forlenza, Michael Feinsod, Murray A. Indick, John R. Laird, Howard F. Sommer, Wesley Finch, and Ivan Wolpert.

(1) Includes (i) 153,180 Shares owned directly by Mr. Granoff; (ii) 16,900 Shares owned by The Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his mother and brother are trustees; (iii) 261 Shares held by GCG Associates Inc., a corporation controlled by Mr. Granoff; (iv) 78,584 Shares owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (v) 12,000 Shares owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (vi) 67,100 Shares, and 2,500 Shares issuable upon the exercise of five (5) year warrants granted pursuant to the Company's July 29, 2005 Offering of Common Stock and Warrants (the "Private Offering Warrants") held by Mr. Granoff in various IRA or pension accounts, (vii) 6,000 Shares held in an irrevocable qualified subchapter s trust for the benefit of Mr. Granoff's son whereby Mr. Granoff is the trustee, and (viii) 26,700 Shares issuable upon exercise of five-year options granted under the 1999 Employee Plan. Excludes (A) 12,937 Shares owned directly by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership; and (B) 47,855 Shares held by JR Realty Corp., a company owned in part and controlled in part by Mr. Granoff's wife, for which company Mr. Granoff serves as Treasurer.

(a) Includes (i) 500 shares of Participating Preferred Stock, owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff; (ii) 1,000 shares of Participating Preferred Stock owned by J & H Associates Ltd. Pts., a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff; (iii) 5,538 shares of Participating Preferred Stock held by Mr. Granoff in various IRA or pension accounts. Excludes 1,000 shares of Participating Preferred Stock directly owned by Leslie Granoff, Mr. Granoff's wife, of which Shares he disclaims beneficial ownership.

(2) Includes (i) 14,374 Shares held directly by Ms. Walker, (ii) 200 Shares held by Ms. Walker as custodian for her son, and (iii) 10,000 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(3) Includes (i) 35,218 Shares held directly by Mr. Forlenza, (ii) 3,230 Shares held for the benefit of Mr. Forlenza's IRA, and (iii) 8,750 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(4) Includes (i) 57,732 Shares held directly by Mr. Etra; (ii) 29,022 Shares owned jointly by Mr. Etra and his wife; (iii) 27,000 Shares held by Mr. Etra's wife; (iv) 35,990 Shares held by Fiserv Securities Inc. for the benefit of Mr. Etra's IRA; (v) 10,000 Shares held by SRK Associates LLC, a limited liability company controlled by Mr. Etra, and (vi) 10,000 Shares held by Lance's Property Development Corp. Pension Plan, of which Mr. Etra is a trustee.

(5) Includes 100 Shares owned directly by Mr. Laird and 8,000 Shares issuable upon exercise of five-year options granted under the Director Plan.

(6) 8,000 Shares issuable upon exercise of five-year options granted under the Director Plan.

(7) Includes (i) 19,871 Shares owned directly by Mr. Finch; and (ii) 10,917 Shares issuable upon exercise of five-year options granted under the Director Plan. Excludes (A) 6,000 Shares owned directly by Mr. Finch's wife as to which he disclaims beneficial ownership and (B) 26,300 Shares held by the Tudor Trust, a grantor trust, of which Mr. Finch is the grantor, Mr. Finch's wife and their two children are the beneficiaries, and Mr. Finch's wife is one of the two trustees. Mr. Finch disclaims beneficial ownership of the trust's 26,300 Shares.

(8) 214,103 Shares held by Infinity Capital Partners, L.P.

(9)   Includes (1) 60,000 Shares issuable upon the exercise of five-year options granted pursuant to the 1999 Employee Plan, (2) 10,000 Shares held by Shoulda Partners, L.P., and (3) 2,500 Shares issuable to Shoulda Partners upon the exercise of the Private Offering Warrants. Excludes (1) 40,000 Shares issuable upon the exercise of five year options granted pursuant to the 1999 Employee Plan. Such options have not yet vested as they vest over the next three years, in equal installments, and (2) 214,103 Shares held by Infinity Capital Partners, L.P. Because Mr. Feinsod is a controlling person of Infinity Capital Partners L.P. and a general partner of Shoulda Partners, L.P., he may also be deemed to be a beneficial owner of securities held by Infinity Capital Partners L.P. and Shoulda Partners, L.P. Mr. Feinsod disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

(10)   Includes (i) 1,200 Shares owned directly by Ms. Chance, (ii) 200 Shares held by Ms. Chance as custodian for her daughter, Alexis Chance, (iii) 50 Shares held directly by her daughter, Alexis Chance, (iv) 2,220 Shares held by Ms. Chance in various IRA or pension accounts, and (v) 6,700 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

       (b) Participating Preferred Stock held in a pension account.

(11)   6,700 Shares issuable upon the exercise of five-year options granted under the 1999 Employee Plan.

(12)   Includes 274,210 Shares owned directly by Mitchell Partners L.P. and 15,000 Shares issuable to Mitchell Partners upon the exercise of the Private Offering Warrants.

(13)   Includes (i) 188,210 Shares owned directly by Performance Capital, L.P., (ii) 47,053 Shares issuable to Performance Capital, L.P. upon the exercise of the Private Offering Warrants, (iii) 80,890 Shares held by Performance Capital II, L.P., and (iv) 20,222 Shares issuable to Performance Capital II, L.P. upon the exercise of the Private Offering Warrants.

(14)   Includes (i) 854,700 Shares held directly by Prides Capital Fund I, L.P., and (ii) 213,675 Shares issuable to Prides Capital Fund I, L.P. upon the exercise of the Private Offering Warrants. Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed the beneficial owner of the securities held by Prides Capital Fund I, L.P.

(15)   Murray A. Indick is a Partner of Prides Capital Partners, L.L.C. Excludes (i) 854,700 Shares held directly by Prides Capital Fund I, L.P., (ii) 213,675 Shares issuable to Prides Capital Fund I, L.P. upon the exercise of the Private Offering Warrants, and (iii) 10,141 Shares issuable upon the exercise of five year options granted pursuant to the Director Plan. These options vest on May 9, 2008. Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed the beneficial owner of the securities held by Prides Capital Fund I, L.P. Because Mr. Indick is a controlling member of Prides Capital Partners, L.L.C., he may also be deemed to be a beneficial owner of securities deemed to be beneficially owned by Prides Capital Partners, L.L.C. Mr. Indick disclaims beneficial ownership of the Shares held directly or indirectly by Prides Capital Partners, LLC except to the extent of his pecuniary interest therein.

(16)   Mr. Wolpert is a principal of Belle Harbour Capital, L.L.C. Includes (i) 4,774 Shares owned directly by Mr. Wolpert, (ii) 1,068 Shares issuable to Mr. Wolpert upon the exercise of the Private Offering Warrants, (iii) 9,433 Shares issuable upon the exercise of five year options granted under the Director Plan, (iv) 4,273 Shares held by Belle Harbour Capital, L.L.C., and (v) 1,068 Shares issuable to Belle Harbour Capital, L.L.C. upon the exercise of the Private Offering Warrants. Mr. Wolpert disclaims beneficial ownership of the Shares held by Belle Harbour Capital, L.L.C., except to the extent of his pecuniary interest therein.

Except pursuant to applicable community property laws or as described above, each person listed in the table above has sole voting and investment power, and is both the owner of record and the beneficial owner of his or her respective Shares.

For as long as certain persons listed above hold five percent (5%) or more of the Company's outstanding Common Stock, they will be deemed "affiliated persons" of the Company, as such term is defined in the Investment Company Act of 1940, as amended (the "1940 Act").

COMPLIANCE WITH SECTION 16(A) OF THE 1934 ACT

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's officers and directors, and persons who own more than ten percent (10%) of the Company's Common Stock ("Reporting Persons"), to file initial reports of beneficial ownership and changes in beneficial ownership with the Securities and Exchange Commission ("SEC") and to furnish the Company with copies of all reports filed.

Based solely on a review of the forms furnished to the Company, or written representations from certain reporting persons, the Company believes that as of December 31, 2007, all changes in beneficial ownership have been disclosed to the SEC as required by Section 16(a) of the 1934 Act, or have been previously reported in the Company's filings with the SEC.

CHANGES IN CONTROL

There are no arrangements known to the Company at this time which may at a subsequent date result in a change of control of the Company.

PROPOSAL NO. 1
TO CONSIDER THE APPROVAL OF AN ADVISORY AGREEMENT WITH VELOCITY CAPITAL ADVISORS LLC

On September 19, 2007, the Board unanimously approved an Advisory Agreement (the "Advisory Agreement") with Velocity Capital Advisors LLC (the "Adviser"), subject to shareholder approval. The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve the Advisory Agreement. The Advisory Agreement is summarized below and attached hereto as Exhibit D. In addition to shareholder approval, the Advisory Agreement must also be approved by the U.S. Small Business Administration ("SBA") and the satisfaction of certain other conditions described in the Advisory Agreement, upon the occurrence of which, the Advisory Agreement will become effective (the "Effective Date").

Background

The Company's management has spent a significant amount of time developing a plan to improve the Company's financial performance. The Company has developed a plan whereby Ameritrans will continue to invest in its traditional asset classes, including, taxi medallion loans, real estate secured loans, and other secured loans, as well as selected equity investments (collectively referred to as the "Core Business Investments"), as we have in the past. We presently expect existing management to continue to make Core Business Investments, which we believe will continue to provide Ameritrans with a current cash investment return.

We also plan to expand our business and investment portfolio, to the extent permitted under the Investment Company Act of 1940 (the "1940 Act") and under our Exemptive Order. Beginning in June 2007, we initiated a new area of business. This new business focuses on building a diverse portfolio of corporate loans ("Corporate Loans") to middle market companies (the "Corporate Loan Strategy"). Given the size of the corporate loan market, we believe that the Corporate Loan Strategy will allow us to increase the Company's asset base. As of October 31, 2007 we had committed to $12.5 million of assets as part of our Corporate Loan Strategy.

To pursue the Corporate Loan Strategy, we plan to engage a new manager, Velocity Capital Advisors ("Velocity" or "VCA"), which will be responsible for building and managing Corporate Loan investments. The senior partners of VCA have spent more than 15 years investing in middle market companies, having worked together for over 15 years, including approximately ten years at CIBC World Markets and its affiliates ("CIBC"). The senior partners of VCA have been involved in all aspects of middle market investing including origination, negotiation of terms, portfolio management, distribution and syndicate, restructuring and asset sales. The VCA team has experience in assembling portfolios of middle market loans and investments and managing these portfolios through several credit cycles, including both attractive and stressed credit environments.

We define the middle market as companies comprising earnings before interest taxes and depreciation ("EBITDA") of between $10 and $100 million. We believe many opportunities exist to provide loans to companies of this size, due to:

- The large size of the market, with an estimated 17,500 companies,

- The high level of acquisition activity in this sector of the market with over 1,200 transactions of less than $500 million in each of the last 4 years,

- The significant amount of private equity that has been raised to invest explicitly in middle market companies, and

- Annual senior secured loan volume of over $30 billion according to Loan Pricing Corp.

Ameritrans intends to invest primarily in first lien term loans of middle market companies which, because of their priority in a company's capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default. Our middle market business will primarily target companies that have strong historical cash flows, strong collateral coverage, equity sponsorship, experienced management teams and identifiable and defendable market positions. The Corporate Loan Portfolio will initially focus on average investments of between $2 million and $5 million, with an objective of building the Corporate Loan portfolios with significant diversity across both issuers and industries. The average size and diversity of the Company's Corporate Loan investments will serve as a further risk mitigant.

We expect that the investments made as part of the Corporate Loan Strategy will generate current income, capital appreciation and fee income related to the origination and investment management of such investments. Growing our portfolio of Corporate Loan assets will require additional capital and the use of leverage to carry out this plan.

Since the inception of the Corporate Loan Strategy in June 2007, Velocity has demonstrated its strong relationships with numerous middle market private equity sponsors and regional and national financial institutions, to create substantial opportunities for our purchase of syndicated loans. Velocity also has extensive relationships with the traditional middle market "club" lenders and investment funds, which will provide an additional source of direct lending opportunities. We will seek to manage risk through a rigorous credit and investment underwriting process and active portfolio monitoring program, while building a diverse investment portfolio.

As a BDC, we will offer, and will provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.

Management of Velocity

Edward Levy Mr. Levy has been a principal of Meritage Capital Advisors, a financial services firm engaged in leveraged finance and private equity origination, distribution and asset management, since January 2005.

Mr. Levy was a managing director of CIBC World Markets Corp. from August 1995 through December 2004, and was co-head of CIBC World Markets Corp.'s Leveraged Finance Group from June 2001 until December 2004. From February 1990 to August 1995, Mr. Levy was a managing director of Argosy Group L.P., a private investment banking firm. He was a member of the firm's Capital Markets Committee, responsible for structuring and approving all leveraged finance transactions (bank loan, bond, private placement and bridge transactions) and commitments of capital, and a member of both the U.S. Executive Management Committee and CIBC World Markets Executive Committee, among several other internal committees.

Since June 2006, Mr. Levy has been the president of Rand Logistics. From its inception in November 2004 to June 2006, Mr. Levy acted as special advisor to Rand Logistics. Since November 2006, Mr. Levy has been a director and President of Hyde Park Acquisition Corporation, a blank check company.

From June 1995 through July 2005, Mr. Levy was a member of the board of managers of Norcross Safety Products LLC, a company engaged in the design, manufacture and marketing of branded products in the fragmented personal protection equipment industry. Mr. Levy is also a director of Derby Industries. From July 1999 until March 2005, he was also a director of Booth Creek Ski Holdings, Inc., a company that owns and operates six ski resort complexes encompassing nine separate resorts. Mr. Levy is a member of the board of directors of a number of privately-held companies. Mr. Levy received a B.A. from Connecticut College.

Walter F. McLallen Mr. McLallen is a founder and has been a principal of Meritage Capital Advisors, a financial services firm engaged in leveraged finance and private equity origination, distribution and asset management, since 2004.

Mr. McLallen was a managing director of CIBC World Markets Corp. from August 1995 through December 2003, and was head of CIBC World Markets Corp.'s debt capital markets group from 1997 through 2003 and head of its high yield distribution (sales, trading and research) group from 2001 through 2003. These roles included management responsibility for overseeing the firm's high yield portfolios and bridge commitment books. He was also the Chairman of the firm's Capital Markets Committee, responsible for structuring and approving all leveraged finance transactions (bank loan, bond, private placement and bridge transactions) and commitments of capital, and a member of both the U.S. Executive Management Committee and CIBC World Markets Executive Committee, among several other internal committees.

From February 1990 to August 1995, Mr. McLallen was a managing director of Argosy Group L.P., a private investment banking firm, and was a member of the mergers and acquisitions department of the investment banking firm Drexel Burnham Lambert from 1988 to 1990. Mr. McLallen is a director of Remington Arms Company, Inc. and Bushmaster Firearms International LLC. Mr. McLallen received a B.A. from the University of Illinois at Urbana-Champaign.

Management Services

The Adviser will serve as the investment adviser to the Company and to Elk with respect to the investment in (A) below investment grade (i) senior loans and notes, and (ii) subordinated notes, and (B) any other debt instruments approved by the Company and Elk ((A) and (B) collectively referred to as the "Debt Portfolio") and (C) incidental equity investments received in connection with the investment in the Debt Portfolio ("Incidental Equity") (collectively, the "Velocity Assets"). All investments in the Velocity Assets are subject to approval of the Board or committee thereof of the Company or Elk, as the case may be. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to the Company and Elk with respect to the Velocity Assets. Under the terms of the Advisory Agreement, the Adviser, with respect only to the Velocity Assets:

- recommends the composition of our Debt Portfolio, the nature and timing of the changes to our Debt Portfolio and the manner of implementing such changes;

- identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on our prospective portfolio companies);

- closes and monitors the investments the Company makes; and

- determines subject to Board or committee approval the securities and other assets that the Company purchases, retains or sells.

The Adviser's services under the Advisory Agreement are exclusive with respect to the Velocity Assets and assets similar to the Velocity Assets. The Advisor is free to furnish services to other entities with respect to assets other than the Velocity Assets or other than assets that are similar to the Velocity Assets; provided, however, the Adviser shall have the right to terminate the exclusivity provision of the Agreement upon ninety (90) days prior written notice at any time after the first anniversary of the Effective Date, if the Company and Elk have not obtained approval from the Securities and Exchange Commission (the "Commission") of Adviser's right under the Advisory Agreement to purchase a portion of the Velocity Assets (the "Purchase Option") described below, which Purchase Option may only be exercised upon termination of the Advisory Agreement by the Company and Elk "without cause" or the failure of the Company and Elk to renew the Advisory Agreement. Adviser shall also have the right to terminate the exclusivity provisions of the Advisory Agreement any time after the first anniversary in the same manner described above if the Advisory Agreement has not been approved by the SBA.

Management Fee

Pursuant to the Advisory Agreement, we pay the Adviser a fee for investment advisory and management services consisting of three components: (a) a base management fee (the "Base Management Fee"), (b) an income-based fee (the "Income-Based Fee"), and (c) a capital gains fee (the "Capital Gains Fee"), such Capital Gains Fee to be paid for the fiscal year commencing July 1, 2008, which fee calculation shall exclude gains realized for any prior period, and each fiscal year thereafter, subject to (i) the prior termination on or before June 30, 2008 of the Director Plan and (ii) the cessation from and after July 1, 2008 of further grants under the 1999 Employee Plan (the "Capital Gains Fee Conditions"). Whenever a Capital Gains Fee is paid, the calculation will be set forth in the Company's public filings.

     (1)   The Base Management Fee with respect to each calendar year with respect to the Velocity Assets shall equal the sum of the following:

     (x)   (i)   0.75 % of Velocity Assets (including loans, notes, and securities) rated BB- or above in total amount of $300 million or less; plus

     (ii)   0.625% of such assets in total amount of more than $300 million; plus

     (y)   (i)   1.500% of Velocity Assets (including loans, notes, and securities) that are unrated or rated below BB- and Incidental Equity in total amount of $250 million or less; plus

     (ii)   1.325% of such assets in total amount of more than $250 million, but less than or equal to $400 million; plus

     (iii)   1.150% of such assets in total amount of more than $400 million.

For purposes of determining the Base Management Fee, the amounts of assets (which shall exclude cash or cash equivalents, but include assets purchased with borrowed funds) shall be determined as the average (arithmetic mean) of their respective amounts on the last day of such calendar quarter and the calendar quarter immediately preceding such calendar quarter, except that, with respect to the calendar quarter during which the Effective Date occurs, the amounts of assets shall be determined as their respective amounts on the last day of such calendar quarter. The Base Management Fee for any partial month or quarter will be appropriately pro rated. The Base Management Fee will be paid quarterly in arrears.

(2)   The Income-Based Fee and Capital Gains Fee with respect to the Velocity Assets shall be determined as follows:

(i)   The Income-Based Fee with respect to each calendar quarter shall equal the sum of (x) an amount equal to any excess of Net Investment Income on Velocity Assets for such quarter over 2% of Average Equity for such quarter deployed in the Velocity Assets, except insofar as such Net Investment Income exceeds 2.424% of Average Equity for such quarter, plus (y) an amount equal to 17.5% of Net Investment Income for such quarter, insofar as such Net Investment Income exceeds 2.424% of Average Equity for such quarter.

(ii)   For purposes of Paragraph (2)(i):

(A)   "Net Investment Income" for a calendar quarter means the excess of Gross Income for such quarter over the sum of the Base Management Fee and VA Cost of Funds for such quarter.

(B)   "Average Equity" means the daily average outstanding amount of equity outstanding that was issued by the Company and/or Elk, as the case may, (at any time) to acquire or hold Velocity Assets.

(C)   "Gross Income" means interest income, dividend income, and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees from issuers of Velocity Assets) accrued by the Company and/or Elk, as the case may be, in respect of the Velocity Assets. Gross Income includes, in the case of investments with a deferred interest feature (such as original issue discount or market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that the Company and/or Elk, as the case may by, has not yet received in cash. Gross Income does not include any realized or unrealized capital gains or losses except to the extent hereinafter set forth.

1.   If the value of a Velocity Asset, determined pursuant to the Agreement as of the end of a calendar quarter ("Ending Value"), is less than 95% of such Velocity Asset's then Opening Value (as hereinafter defined), then an amount equal to the entire excess of such Opening Value over such Ending Value shall be deducted from Gross Income for such calendar quarter, and the Opening Value of such Velocity Asset shall be reduced to equal such Ending Value, for each subsequent quarterly period, unless and until the Opening Value shall be further reduced pursuant to this sentence. Unless and until reduced pursuant to the preceding sentence, a Velocity Asset's Opening Value shall be its original purchase price. Notwithstanding anything else contained herein, a Velocity Asset's then Opening Value (as adjusted from time to time as provided herein) shall be used to compute all realized capital gains and realized and unrealized capital losses for purposes of Paragraph two (2).

2.   If the Capital Gains Balance (as hereafter defined) for a calendar year is negative, then such negative amount shall be deducted from Gross Income for the fourth calendar quarter of such calendar year. To the extent the Capital Gains Balance is negative and exceeds the fourth calendar quarter Gross Income, such excess shall be carried forward to, and deducted from, the next calendar

quarter(s) Gross Income until such negative balance has been fully offset against Gross Income.

(D) "VA Cost of Funds" means interest accrued on debt incurred by the Company and/or Elk, as the case may, at Adviser's direction to acquire or hold Velocity Assets, but excludes origination fees, commitment fees, unused line fees, or any other kind of cost or expense payable with respect to such debt.

(3) Subject to the satisfaction of the Capital Gains Fee Conditions, the Capital Gains Fee will be determined and payable in arrears as of the end of each fiscal year (or upon termination or expiration of the Advisory Agreement as set forth below), commencing with the fiscal year ending on June 30, 2009, which fee calculation shall exclude gains realized for any prior period, and will equal 17.5% of the Velocity Asset's Capital Gains Balance for such fiscal year. The Capital Gains Balance is defined as realized capital gains for the fiscal year, if any, computed net of all realized capital losses for such year on the Velocity Assets (determined using the then Opening Value of each Velocity Asset sold, deemed sold, or otherwise disposed of, including without limitation, due to maturity or refinancing, during such fiscal year). If the Advisory Agreement shall terminate or fail to continue as of a date that is not a fiscal year end, the termination date shall be treated as though it were a fiscal year end for purposes of calculating a Capital Gains Fee.

Examples of Quarterly Income-Based Fee Calculation

Under certain circumstances, for the purpose of calculating the Capital Gains Fee, the "basis" used in determining the Capital Gains Fee may be adjusted. This reduction in basis or carrying value is only for the purposes of computing the fees and not for GAAP purposes.

The Company and the Adviser have created a compensation structure intended to benefit and protect shareholders in the case of a short-term decline in excess of 5% in any one investment or series of investments. In certain instances, the Income-Based Fee has the potential to be reduced (and possibly totally offset) if the value of the investment or series of investments are marked down due to an unrealized depreciation in value. Under the terms of the Agreement (and contrary to GAAP), in the case of such a marked-down asset, the value will not be marked-up, for any purpose (including an unrealized appreciation in value), until there is a realization event. To be clear, in the event of a price reduction of more than 5%, such asset's value (for determining the Income-Based Fee) and basis (for the purpose of determining the Capital Gains Fee), will be permanently lowered until the investment is sold and a realized gain or loss is recorded on the asset.

In the event an investment declines in value by more than 5%, the carrying value of the asset will be reduced with respect to the calculation of the Income-Based and Capital Gains Fees. Any such decline in excess of 5% will directly reduce Net Investment Income which is used to calculate the Income-Based Fee and therefore reduce the Income-Based Fee payable to the Adviser in such quarter. In this event, the value of such investment will be reduced accordingly and carried at the new reduced value. This new reduced basis will then be utilized for determining any capital gains or losses in future periods upon sale of the investment.

Accordingly, there may be instances where the Adviser is compensated under its Capital Gains Fee, when there is no capital gain for GAAP purposes. It should be recognized, however, that any Capital Gains Fee paid based on such reduced basis would only follow the occurrence of the Income-Based Fee having been reduced in a prior period. Furthermore, shareholders are benefited and protected given that the Income-Based Fee is payable quarterly while the Capital Gains Fee is only paid annually and any "recapture" of management fee occurs at a later period of time than the original reduction of the Income-Based Fee and only comes upon realization following the sale of the investment.

The following examples show the Income-Based Fee Adviser would earn, as a percentage of Net Investment Income, for a quarter, if Net Investment Income as a percentage of Average Equity for the quarter is below 2% (Scenario I), between 2% and 2.424% (Scenario II), and above 2.424% (Scenario III).

	Return on Average Equity		Percentage of Net Investment Income
	Quarterly	Annualized	
Scenario I:			
Net Investment Income (1) as % of Average Equity (2)	1.50%	6.00%	
Average Equity "Hurdle Rate" (3)	2.00%	8.00%	
Income Based Fee			-0-
Scenario II:			
Net Investment Income (1) as % of Average Equity (2)	2.25%	9.00%	
Average Equity "Hurdle Rate" (3)	2.00%	8.00%	
"Catch-up" Hurdle Rate (4)	2.424%	9.696%	
Income Based Fee			11.1%
Scenario III:			
Net Investment Income (1) as % of Average Equity (2)	3.00%	12.00%	
Average Equity "Hurdle Rate" (3)	2.00%	8.00%	
"Catch-up" Hurdle Rate (4)	2.424%	9.696%	
Income Based Fee			17.5%

(1) Net Investment Income equals all interest, dividends, fees, etc. minus Base Management Fee minus Velocity Assets borrowing costs
(2) Average daily balance of invested equity underlying the Velocity Assets during the quarter.
(3) Represents 8.0% annualized hurdle rate of return on Average Equity.
(4) The "catch up" provides an annualized incentive fee of 17.5% on all Net Investment Income, when it exceeds 2.424% of Average Equity, for a quarter, as if a hurdle rate did not apply.

(4)   On the Effective Date, the Company shall sell to Adviser warrants exercisable for five years from the date of grant, to purchase 100,000 shares of the Company's Common Stock exercisable at a price no less than fair market value on the date of grant.

Purchase Option

Under the terms of the Advisory Agreement and subject to approval by the Commission and the SBA, the Adviser will have the right to purchase a portion of the Velocity Assets from the Company and Elk if the Company and Elk terminate "without cause" or fail to renew the Advisory Agreement. If the termination of the Agreement occurs prior to the fifth anniversary of the Effective Date, the Adviser will have the right to purchase:

- 50% of the first $300 million of Velocity Assets;

- 37.5% of Velocity Assets exceeding $300 million up to and including $600 million; and

- 27.5% of all Velocity Assets over $600 million.

After the fifth anniversary, the Adviser shall have the right to purchase a 25% interest in the Velocity Assets.

Payment of Expenses

All investment professionals of the Adviser and its staff when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. We bear all other costs and expenses of our operations and transactions, including those relating to: organization; calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by the Adviser payable to third parties (except that the Adviser shall pay fees associated with receiving ratings on the Velocity Assets and all due diligence expenses associated with the Velocity Assets, including but not limited to legal fees, accounting fees and industry experts), including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; administration fees; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors' fees and expenses; costs of preparing and filing reports or other documents with the Commission; the costs of any reports, proxy statements or other notices to shareholders, including printing costs; to the extent we are covered by any joint insurance policies, our allocable portion of the insurance premiums for such policies; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us in connection with administering our business, including rent and the salary and cost of our officers.

Conditions of Effectiveness

The Advisory Agreement will become effective upon the date of the last to occur of the following provided such date is on or before May 31, 2008, or such later date as may be mutually agreed to by the Ameritrans Board and Adviser in their sole discretion:

I.   approval of the Advisory Agreement by the shareholders of each of the Ameritrans and Elk;

II. approval by the shareholders of Ameritrans' and Elk's fundamental investment policies to the extent required;

III. approval of the material terms of the Advisory Agreement by the SBA; provided, however, if the SBA does not approve Paragraphs 11.A, 11.B, and 11.C of the Advisory Agreement, but approves all other material terms of the Advisory Agreement, the Advisory Agreement shall be deemed to have been approved; and

IV. obtaining start-up financing for the Corporate Loan Strategy.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Advisory Agreement will automatically terminate in the event of its assignment. The Advisory Agreement may be terminated by either party without penalty upon 60 days' written notice to the other.

Indemnification

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company and Elk, as the case may be, for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Advisory Agreement or otherwise as an investment adviser of the Company and Elk.

Organization of the investment adviser

Velocity Capital Advisers LLC is a Delaware limited liability company. The principal executive offices of Velocity Capital Advisers LLC are located at 465 5th Avenue, 25th Floor, New York, New York 10017.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve the Advisory Agreement.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 1

PROPOSAL NO. 2
CHANGES TO THE FUNDAMENTAL INVESTMENT POLICIES OF AMERITRANS

Ameritrans' only fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Ameritrans' outstanding voting securities, as defined under the 1940 Act, are described below. A "majority of Ameritrans' outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares entitled to vote are represented or (ii) more than 50% of such outstanding shares. Our Board has reviewed such fundamental policies and has concluded that the policies should be amended and restated for clarity. The Ameritrans and Elk fundamental investment policies are similar except where, in the case of Elk, they are required to be more restrictive by applicable law or regulation, including but not limited to the Small Business Investment Company Act of 1958, as amended (the "1958 Act").

At the Special Meeting, our shareholders will be asked to amend and restate the fundamental policies of both Elk and Ameritrans by removing certain existing policies and adding new policies. The amended and restated fundamental investment policies for each of Ameritrans and Elk if approved by the shareholders will be the same. If Proposals No. 2 and No. 3 contained herein are approved by the shareholders, the fundamental investment policies set forth on Exhibit B hereto will be the fundamental investment policies of Ameritrans and Elk.

The revisions to such fundamental policies are expected to facilitate the management of our assets and to simplify the process of monitoring compliance with our other non-fundamental investment policies. In addition, the amendments of such fundamental policies are intended to provide the Company with more flexibility to respond to changing markets and new investment opportunities. In addition, these amendments of the Company's fundamental policies will provide the Board of Directors with broader discretion to determine making investment decisions permitted by the 1940 Act and other applicable law.

Amending and restating these fundamental policies will also provide the Board of Directors with broader discretion to determine our investment policies to the full extent permitted by the 1940 Act and other applicable law. It is possible and even likely that as the financial markets continue to evolve over time, the 1940 Act and other applicable law may be amended to address changed circumstances and new investment opportunities. It is also possible that the 1940 Act and other applicable law could change for other reasons. Removal of these fundamental policies will allow our Board of Directors to modify our investment objectives to take advantage of future changes in applicable law without seeking additional costly and time-consuming shareholder approvals.

We maintain investment objectives as well as fundamental policies, and note that the proposed amendment and restatement of our fundamental policies will not affect our investment objectives, which will remain unchanged. The proposed amendments to our fundamental policies if approved by the shareholders will not affect the manner in which our investment program is being conducted at this time, and we will continue to be managed in accordance with the policies and guidelines established by our Board of Directors. Our investment program and our investment objectives, policies and guidelines may change, however, in the future for various reasons.

The other policies and investment restrictions referred to in the Company's public filings, including Ameritrans' investment objectives, are not fundamental policies of Ameritrans and may be changed by the Board of Ameritrans without shareholder approval. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of Ameritrans' assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of Ameritrans' acquisition of such security or other asset.

Accordingly, any subsequent change in values, assets, or other circumstances will not be considered when determining whether the investment complies with Ameritrans' investment policies and limitations.

The proposed changes of certain fundamental policies will not affect our investment objectives, but will be less restrictive with respect to our Board of Directors and management's efforts in pursuing these investment objections.

The Board of Directors therefore recommends that shareholders vote to amend and restate our fundamental investment policies as set forth and discussed below. The descriptions in each section of such fundamental investment policies are general, and are qualified by reference to the actual text of the existing policies that appear in Exhibit A.

Shareholders will be asked to vote on the addition or removal of each fundamental policy separately on the enclosed proxy card. No proposal to amend any fundamental investment policy is contingent upon the approval of any other such proposal. As a result, it may be the case that certain of our fundamental policies will be changed, and others will not. If any proposal to change a fundamental investment policy is not approved, that fundamental investment policy will remain in effect.

Proposal 2-A: Remove the fundamental policy relating to retaining status as a business development company under the 1940 Act and to prohibit the acquisition of assets if, after giving effect to such acquisition, the value of our "qualifying assets," as described in Section 55(a) of the 1940 Act, would be an amount to less than 70% of the value of its total assets.

Section 58 of the 1940 Act requires shareholder approval prior to a change in the nature of a business development company's business so as to cease to be or to withdraw its election as a business development company. In addition, Section 55 of the 1940 Act sets forth certain functions and activities of business development companies, including with respect to the acquisition of qualifying assets. We currently comply with the 1940 Act requirements set forth above. However, the 1940 Act does not require that the statutory provisions described above be fundamental policies.

Our existing policy is unnecessary as it simply restates requirements set out under the 1940 Act, as those requirements are in effect from time to time. Removing the existing policy will provide us with the flexibility to take advantage of future changes in applicable law without seeking additional costly and time consuming shareholder approvals. These changes could include interpretations or modifications of, or relating to, the 1940 Act from the Commission, as well as interpretations or modifications of other authorities having jurisdiction over us such as courts. From time to time, the Commission and others issue formal or informal views on various provisions of the 1940 Act and the related rules, including through no-action letters and exemptive orders. The removal of the fundamental policy will permit us to refer to these interpretations or modifications as they are given from time to time.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No 2-A.

<u>**The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-A**</u>

Proposal 2-B: Remove the fundamental policy relating to senior securities.

Section 61 of the 1940 Act limits the extent to which we may borrow money. Under Section 61, we are permitted to issue multiple classes of indebtedness and one class of stock senior to our common stock provided, among other things, our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless it meets the applicable asset coverage ratios at the time of the distribution or repurchase. In addition to the 1940 Act, we are subject to an exemptive order issued by the Commission that governs how we calculate our senior securities.

Our existing policy is unnecessary as it simply restates requirements set out under the 1940 Act, as those requirements are in effect from time to time, and under a previously issued exemptive order of the Commission. Removing the existing policy will provide us with the flexibility to take advantage of future changes in applicable law without seeking additional costly and time consuming shareholder approvals. These changes could include interpretations or modifications of, or relating to, the 1940 Act from the Commission, as well as interpretations or modifications of other authorities having jurisdiction over us such as courts. From time to time, the Commission and others issue formal or informal views on various provisions of the 1940 Act and the related rules, including through no-action letters and exemptive orders. The removal of the fundamental policy will permit us to refer to these interpretations or modifications as they are given from time to time.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No 2-B.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-B

Proposal 2-C: Remove the fundamental policy relating to certain investment activities.

This policy prohibits us from (i) underwriting securities issued by others, (ii) purchasing securities on margin, (iii) writing or buying put or call options or (iv) engaging in the purchase or sale of commodities or commodity contracts, including futures contracts. Neither the 1940 Act nor other applicable law prohibits a business development company from engaging in such activities.

The removal of this fundamental policy will permit us to engage in the foregoing activities to the fullest extent permitted by our amended and restated fundamental investment policies, if approved by the shareholders, the 1940 Act and other applicable law, as in effect from time to time. This will give us greater flexibility to respond to future investment opportunities subject, of course, to the investment objectives and guidelines applicable to us as established by our Board of Directors and as consistent with applicable law.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-C.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-C

Proposal 2-D: Remove the fundamental policy relating to lending as it is not relevant to our business.

This policy sets forth certain loans we may make under applicable law. As the policy is not restrictive but merely a recitation of permissible activities, the policy is not relevant to our business as presently conducted.

The removal of this fundamental policy will permit us to engage in the foregoing activities to the fullest extent permitted by the 1940 Act and other applicable law, as in effect from time to time. This will give us greater flexibility to respond to future investment opportunities subject, of course, to the investment objectives and guidelines applicable to us as established by our Board of Directors and as consistent with applicable law.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-D.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-D

Proposal 2-E: Remove the fundamental policy relating to maximum investments in any single issuer.

Our existing policy is unnecessary as it simply restates what we may due under applicable law and exemptive orders issued by the Commission. As the policy is not restrictive but merely a recitation of permissible activities, the policy is not relevant to our business as presently conducted.

The removal of this fundamental policy will permit us to engage in the foregoing activities to the fullest extent permitted by the 1940 Act and other applicable law, as in effect from time to time. This will give us greater flexibility to respond to future investment opportunities subject, of course, to the investment objectives and guidelines applicable to us as established by our Board of Directors and as consistent with applicable law.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-E.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-E

Proposal 2-F: To add as a fundamental policy allowing the Company to engage in short selling of securities under certain circumstances.

The Company's Board of Directors in reviewing the Company's present fundamental investment policy which prohibits short selling of securities, has determined that it is in the Company's best interests to have the flexibility to hedge certain of the securities portions held in the Company's portfolio from time to time. The addition of the following investment policy approved by the Board is as follows:

> "The Company may engage in short sales of securities in order to hedge securities held in its portfolio."

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-F.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-F

Proposal 2-G: To add as a fundamental policy allowing the Company to write or buy put or call options under certain circumstances.

The Company's Board of Directors in reviewing the Company's present fundamental investment policy which prohibits the Company from writing or buying put or call options has determined that it is in the Company's best interests to have the flexibility generally to write or buy put or call options to hedge current securities positions or to hedge the portfolio in general. The addition of the following investment policy approved by the Board is as follows:

> "The Company may write or buy put or call options in order to hedge a current securities position or to hedge the Company's portfolio in general."

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-G.

<u>**The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-G**</u>

Proposal 2-H: To add as a fundamental policy allowing the Company to engage in the purchase or sale of commodities or commodities contracts under certain circumstances.

The Company's Board of Directors in reviewing the Company's present fundamental investment policy which prohibits the Company from engaging in the purchase or sale of commodities or commodities contracts, including futures contracts (except where necessary in working out distressed loan or investment situations. The addition of the following fundamental investment policy approved by the Board is as follows:

> "The Company may engage in the purchase or sale of commodities or commodity contracts, including futures contracts (i) where necessary in working out distressed loan or investment situations and (ii) to otherwise hedge all or a portion of the securities positions in the Company's portfolio."

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-H.

<u>**The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-H**</u>

Proposal 2-I: To add as a fundamental policy allowing the Company to invest up to 100% of its assets in restricted securities.

The Company's Board of Directors has determined that it is in the Company's best interests to have the flexibility to invest up to 100% of its assets in restricted securities. The addition of the following investment policy approved by the Board is as follows:

> "The Company may invest up to 100% of its assets in restricted securities."

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-I.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-I

Proposal 2-J: To add as a fundamental policy restricting the Company from engaging in the purchase and sale of real estate.

The Company's Board of Directors has determined that it is in the Company's best interests to restrict the Company from engaging in the purchase and sale of real estate. The addition of the following restriction contained in the investment policies approved by the Board is as follows:

> "The Company does not intend to engage in the purchase and sale of real estate. However, the Company may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk."

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal No. 2-J.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 2-J

PROPOSAL NO. 3
CHANGES TO THE FUNDAMENTAL INVESTMENT POLICIES OF ELK ASSOCIATES
FUNDING CORPORATION

The investment policies described in Exhibit C are the fundamental policies of Elk. Under the 1940 Act, these policies may be changed only by the vote of the lesser of (i) a majority of Elk's outstanding voting securities, or (ii) 67% of the number of shares entitled to vote of Elk present in person or by proxy at a shareholders meeting at which at least 50% of such outstanding shares are present. Because the Company is the only shareholder of Elk, the Company has agreed with the Commission that Elk's fundamental investment policies will be changed only by the vote of the Ameritrans shareholders.

The current fundamental policies of Elk as set forth on Exhibit C attached hereto merely restate the various requirements set out under the 1940 Act. Because the 1940 Act does not require that the statutory provisions be fundamental policies, the Board of Directors deems it in the best interests of the Company to amend and restate the Elk fundamental policies and adopt the same policies as Ameritrans. The amendment and restatement of such fundamental policies is expected to facilitate the management of our assets and to simplify the process of monitoring compliance with our other non-fundamental investment policies. In addition, the amendments of such fundamental policies are intended to provide the Company with more flexibility to respond to changing markets and new investment opportunities. In addition, these amendments of the Company's fundamental policies will provide the Board of Directors with broader discretion to determine making investment decisions permitted by the 1940 Act and other applicable law.

Our existing policies are unnecessary as they simply restate requirements set out under the 1940 Act, as those requirements are in effect from time to time, and under previously issued exemptive orders of the Commission. Removing the existing policies will provide us with the flexibility to take advantage of future changes in applicable law without seeking additional costly and time consuming shareholder approvals. These changes could include interpretations or modifications of, or relating to, the 1940 Act from the Commission, as well as interpretations or modifications of other authorities having jurisdiction over us such as courts. From time to time, the Commission and others issue formal or informal views on various provisions of the 1940 Act and the related rules, including through no-action letters and exemptive orders. The removal of the fundamental policies will permit us to refer to these interpretations or modifications as they are given from time to time.

The Board recommends the shareholders approve the removal of all of Elk's current fundamental investment policies and adopt the Ameritrans proposed fundamental policies as follows and as set forth in Exhibit B attached hereto:

1.   The Company may invest up to 100% of its assets in restricted securities.

2.   The Company does not intend to engage, in the purchase and sale of real estate. However, the Company may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

3.   The Company may engage in short sales of securities in order to hedge securities held in its portfolio.

4.   The Company may write or buy put or call options in order to hedge a current securities position or to hedge the Company's portfolio in general.

5.   The Company may engage in the purchase or sale of commodities or commodity contracts, including futures contracts (i) where necessary in working out distressed loan or investment situations and (ii) to otherwise hedge all or a portion of the securities positions in the Company's portfolio.

The affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting is required to ratify and approve Proposal 3.

<u>The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 3</u>

PROPOSAL NO. 4
TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF OUR AUTHORIZED PREFERRED STOCK FROM ONE MILLION (1,000,000) SHARES TO TEN MILLION (10,000,000) SHARES

The Board of Directors has adopted, subject to shareholder approval, an amendment to the first paragraph of Article IV of our Restated Certificate of Incorporation to increase the number of authorized shares of Preferred Stock from one million (1,000,000) shares to ten million (10,000,000) shares. No changes are proposed to the remainder of Article IV. The text of Article IV, as it is proposed to be amended, is as follows:

"The Corporation shall have authority to issue an aggregate of 55,000,000 shares, of which 45,000,000 shares shall be Common Stock, par value $.0001 per share, and 10,000,000 shall be Preferred Stock, par value $.01 per share."

If approved by the shareholders, the proposed amendment will become effective upon the filing of the Articles of Incorporation with the Delaware Secretary of State, which will occur as soon as reasonably practicable upon such shareholder approval.

Increase in Number of Shares of Preferred Stock Authorized for Issuance

The purpose of the increase in authorized shares is to provide additional shares of Preferred Stock that could be granted for corporate purposes without further shareholder approval unless required by applicable law or regulation. We currently expect that reasons for issuing additional shares of Preferred Stock will include, but not be limited to, securing additional financing for our operations through the issuance of additional shares or other equity-based securities. The Board believes that it is in our best interest to have additional shares of Preferred Stock authorized at this time to alleviate the expense and delay of holding another special meeting of shareholders to authorize additional shares of Preferred Stock when the need arises.

The Board of Directors does not intend to issue any Preferred Stock except on terms that the Board of Directors deems to be in the best interests of the Company and its then existing shareholders.

Ratification by Shareholders of the Proposed Amendment

Approval of the proposed amendment to the Company's articles of incorporation will require the affirmative vote of a majority of the Common Stock and the Participating Preferred Stock, voting together as a single class, present or represented at the meeting. Upon approval by our shareholders, the proposed amendment will become effective upon filing of articles of amendment with the Delaware Secretary of State, which will occur as soon as practicable following the meeting. In the event that the proposed amendment is not approved by our shareholders at the meeting, the current articles of incorporation will remain in effect.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5
OFFERING OF CAPITAL STOCK, WHICH SHALL INCLUDE COMMON AND/OR
PREFERRED STOCK, AND/OR WARRANTS TO A LIMITED NUMBER OF ACCREDITED
INVESTORS

On June 19, 2007, the Shareholders of the Company approved a financing of Common Stock of the Company with warrants at a fixed price no less than book value, to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). The financing was for a minimum of $25 million and up to a maximum of $50 million.

Due to changes in the marketplace, the Company deems it in the best interests of the shareholders to allow for greater flexibility with regard to the means by which the Company may raise capital. Accordingly, the shareholders are being asked to approve a proposal that allows the Board of Directors of the Company greater latitude in determining the terms of any such financing. The Board believes it is in the best interests of the shareholders to approve such a proposal for financing alternatives, which financing may be one or a combination of the following (the "Offering") for aggregate gross proceeds of a minimum of $5,000,000 (the "Minimum Offering") and a maximum of $50,000,000 (the "Maximum Offering"):

- Shares of Common Stock, at a fixed purchase price of no less than the greater of the per share fair market value or book value (net asset value) as determined on a date as soon as practicable prior to commencement of the Offering (the "Common Stock Purchase Price") to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D promulgated under the Act. Such Common Stock may be accompanied by warrants, subject to applicable law and regulation under the 1940 Act, exercisable for five (5) years from the date of issuance, to purchase Common Stock at an exercise price that is no less than the Common Stock Purchase Price.

- Warrants exercisable for not more than five (5) years from the date of issuance, to purchase shares of Common Stock at an exercise price that is no less than the Common Stock Purchase Price to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D promulgated under the Act, and/or

- Shares of Preferred Stock ("Preferred Stock"), with such rights and preferences, subject to applicable law and regulation under the 1940 Act, to be determined by the Board in its sole discretion to a limited number of "accredited investors," as that term is defined in Rule 506 of Regulation D promulgated under Act. In the event the Company elects to offer a new class of Preferred Stock, the existing 9⅜% participating preferred stock (the "Participating Preferred Stock") will be redeemed pursuant to its terms in accordance with all applicable laws. Any new Preferred Stock would have voting rights.

The Board will use its sole discretion in choosing the type of securities to offer. The Company proposes to raise aggregate gross proceeds of a minimum of $5,000,000 and a maximum of $50,000,000. If approved by the requisite number of shareholders, the Offering will commence as soon as reasonably practicable.

NASD Rule 4350 requires shareholder approval when a company registered on the NASDAQ SmallCap Exchange offers a non-public sale of common stock (or securities convertible into or exercisable for common stock) equal to twenty percent (20%) or more of the common stock or voting power outstanding before the issuance for less than the greater of book (net asset value) or market value of the stock. Book value (net asset value) of the Company's Common Stock as of November 30, 2007 was $5.26 per share, and market value as of close of trading on December 31, 2007 was $3.71 per share. The Company does not intend to offer the securities at less than book value, fluctuations in the market, however, make it difficult to predict whether the market value will be greater than the book value, thereby triggering the requirements of NASD Rule 4350.

Under the 1940 Act, the amount of voting securities that would result from the exercise of all outstanding warrants, options and rights at the time of issuance may not exceed twenty-five percent (25%) of the outstanding voting securities of the business development company, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, issued to the Company's directors, officers, and employees pursuant to any executive compensation plan would exceed fifteen percent (15%) of the outstanding voting securities of such company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, at the time of issuance shall not exceed twenty percent (20%) of the outstanding voting securities of the Company. Accordingly, the number of warrants that could be offered by the Company would be subject to this limitation.

The securities sold in the Offering will be considered "restricted securities," as that term is defined in the Securities Act of 1933, as amended (the "Act") and rules promulgated thereunder (the "Restricted Securities") and will be subject to restrictions on transferability. Rule 144 promulgated under the Act ("Rule 144") prescribes certain holding periods and other limits on the sale of Restricted Securities. These restrictions limit the ability of an investor to sell the Restricted Securities in various ways. Securities owned by investors who are not "affiliates" of the Company, as that term is defined in Rule 144, may be sold after one (1) year, subject to trading volume limitations and other conditions, and will be completely free of restrictions after two (2) years, at which time the securities sold in the Offering will be freely tradable on the NASDAQ SmallCap Exchange or whichever exchange the Company's securities is listed on at the time.

The Company anticipates, as soon as practicable after the closing of the Offering, filing a registration statement covering the resale of any shares of Common Stock, Preferred Stock and the Common Stock issuable upon exercise of the Warrants, as may be applicable. The Company can give no assurances, however, that such registration statement will be declared effective by the Securities and Exchange Commission.

If Common Stock is issued in this Offering, it will rank, with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the Company (collectively, the "Rights"), equal to the Common Stock of the Company currently issued and outstanding. The Rights of all Common Stock are presently subordinate to the Rights of the Company's outstanding Preferred Stock and would be subordinate to the Rights of any Preferred Stock issued in the future.

This proposal must be approved by at least a majority vote of all of the outstanding voting shares (including shares of Common Stock and Participating Preferred Stock) present in person or represented by proxy at the meeting and entitled to vote on this Offering. Shareholders will vote at the meeting by casting ballots (in person or by proxy) which are tabulated by one or two independent persons, appointed at the meeting, who serve as inspectors of the meeting and who execute an oath to discharge their duties. It is the intention of the persons named in the accompanying form of proxy to vote such proxy for approval of this Offering, or if any non-material changes are made to the Offering, to vote as shall be determined by the persons named in the proxy in accordance with their judgment. In the event of a negative vote of Shareholders, the Company will not proceed with the Offering.

The Board of Directors of the Company unanimously recommends a vote FOR Proposal No. 5.

PROPOSAL NO. 6
OTHER MATTERS

The Board of Directors does not know of any other matters which may come before the meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise to act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, Ameritrans' directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interview.

Financial and Other Information

The information required by Item 13(a) of Schedule 14A with respect to the Company's consolidated financial statements and management's discussion and analysis of financial condition and results of operations are incorporated by reference hereto, as allowed by Rule 0-4 of the 1940 Act. Representatives of the Company's independent accountants, Rosen Seymour Shapss Martin & Company LLP, are expected to be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and are also expected to be available to respond to appropriate questions.

Requests for Financial Statements

Ameritrans will furnish, without charge a copy of its financial statements for the fiscal year ended June 30, 2007, to shareholders who make a written request to the Company at 747 Third Avenue, 4th Floor, New York, NY 10017 or call Ameritrans toll free at (800) 214-1047.

Form 10-K

The Company filed an Annual Report on Form 10-K for the fiscal year ended June 30, 2007 with the SEC on September 28, 2007. Shareholders may obtain a copy of this report, without charge, by making a written request to the Company at 747 Third Avenue, New York, New York 10017 or by visiting our website at www.ameritranscapital.com.

Forward Looking Statements

This proxy statement contains certain forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the 1934 Act which are intended to be covered by the safe harbors created thereby. Typically, the use of the words "believe," "anticipate," "plan," "expect," "seek," "estimate," and similar expressions identify forward-looking statements. Unless a passage described a historical event, the statement should be considered a forward-looking statement. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, the forward-looking statements included in this proxy statement may prove to be inaccurate. Our actual results may differ materially from the results anticipated in the forward-looking statements. Any forward-looking statements contained in this proxy statement involve risks and uncertainties, including but not limited to, risks that the Offering described in this proxy statement will not close, risks that the registration of shares underlying the Warrants may not occur, risks related to changes in the regulation of investment companies, market acceptance risks, the impact of competition, and other risks identified in the Company's other filings with the SEC. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors invites shareholders to attend the Special Meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. Prompt response will greatly facilitate arrangements for the meeting, and your cooperation will be appreciated. Shareholders who attend the meeting may vote their stock personally even though they have sent in their proxies.

By Order of the Board of Directors,

/s/ Margaret Chance

February 15, 2008   MARGARET CHANCE, Secretary

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
AMERITRANS CAPITAL CORPORATION

The undersigned appoints Gary C. Granoff, Ellen M. Walker, and Margaret Chance as proxies each with the power of substitution, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all the shares of Common Stock of Ameritrans Capital Corporation held of record by the undersigned at the close of business on January 18, 2008 at the Special Meeting of Shareholders of Ameritrans Capital Corporation to be held on Tuesday, March 18, 2008 or at any adjournment thereof.

(Continued, and to be marked, dated and signed, on the other side)

Ameritrans Capital Corporation

PROXY FOR HOLDERS OF COMMON STOCK

The undersigned holder of shares of common stock, $.0001 par value (the "Common Stock") of Ameritrans Capital Corporation (the "Company") hereby constitutes and appoints Gary C. Granoff, Ellen M. Walker, and Margaret Chance and each of them, singly, proxies and attorneys of the undersigned, with full power of substitution to each, for and in the name of the undersigned, to vote and act upon all matters (unless and except as expressly limited below) at the Special Meeting of Shareholders of the Company to be held on Tuesday, March 18, 2008 at the offices of Stursberg and Associates, LLC, 405 Lexington Avenue, Suite 4949, New York, New York at 10:00 a.m., and at any and all adjournments thereof, in respect of all Common Stock of the Company held by the undersigned or in respect of which the undersigned would be entitled to vote or act, with all the powers the undersigned would possess if personally present. All proxies heretofore given by the undersigned in respect of said meeting are hereby revoked.

To Vote Your Proxy by Mail

Mark, sign and date your proxy card below, detach it and return it in the postage-paid envelope provided.

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please mark your votes like this

	FOR	AGAINST	ABSTAIN
1. TO CONSIDER THE APPROVAL OF AN INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT WITH VELOCITY CAPITAL ADVISORS, LLC.	☐	☐	☐
2. TO AMEND AND RESTATE CERTAIN FUNDAMENTAL INVESTMENT POLICIES OF AMERITRANS.	☐	☐	☐
3. TO AMEND AND RESTATE CERTAIN FUNDAMENTAL INVESTMENT POLICIES OF ELK ASSOCIATES FUNDING CORP., A WHOLLY OWNED SUBSIDIARY OF AMERITRANS	☐	☐	☐
4. TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF OUR AUTHORIZED PREFERRED STOCK FROM ONE MILLION (1,000,000) SHARES TO TEN MILLION (10,000,000) SHARES.	☐	☐	☐
5. TO CONSIDER THE APPROVAL OF A PRIVATE OFFERING OF ONE OR A COMBINATION OF THE FOLLOWING (i) THE COMPANY'S COMMON STOCK, $.0001 PAR VALUE (THE "COMMON STOCK"), (ii) WARRANTS EXERCISABLE INTO SHARES OF COMMON STOCK, AND/OR (iii) PREFERRED STOCK, WITH SUCH RIGHTS AND PREFERENCES AS DETERMINED BY THE BOARD.	☐	☐	☐
6. TO CONSIDER AND ACT UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.	☐	☐	☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature_____ Date _____

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
AMERITRANS CAPITAL CORPORATION

The undersigned appoints Gary C. Granoff, Ellen M. Walker, and Margaret Chance as proxies each with the power of substitution, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all the shares of Participating Preferred Stock of Ameritrans Capital Corporation held of record by the undersigned at the close of business on January 18, 2008 at the Special Meeting of Shareholders of Ameritrans Capital Corporation to be held on Tuesday, March 18, 2008 or at any adjournment thereof.

(Continued, and to be marked, dated and signed, on the other side)

Ameritrans Capital Corporation

PROXY FOR HOLDERS OF PARTICIPATING PREFERRED STOCK

The undersigned holder of shares of 9 3/8% participating preferred stock, face value $12.00 (the "Participating Preferred Stock") of Ameritrans Capital Corporation (the "Company") hereby constitutes and appoints Gary C. Granoff, Ellen M. Walker, and Margaret Chance and each of them, singly, proxies and attorneys of the undersigned, with full power of substitution to each, for and in the name of the undersigned, to vote and act upon all matters (unless and except as expressly limited below) at the Special Meeting of Shareholders of the Company to be held on Tuesday, March 18, 2008 at the offices of Stursberg and Associates, LLC, 405 Lexington Avenue, Suite 4949, New York, New York at 10:00 a.m., and at any and all adjournments thereof, in respect of all Preferred Stock of the Company held by the undersigned or in respect of which the undersigned would be entitled to vote or act, with all the powers the undersigned would possess if personally present. All proxies heretofore given by the undersigned in respect of said meeting are hereby revoked.

To Vote Your Proxy by Mail

Mark, sign and date your proxy card below, detach it and return it in the postage-paid envelope provided.

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please mark your votes like this

	FOR	AGAINST	ABSTAIN
1. TO CONSIDER THE APPROVAL OF AN INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT WITH VELOCITY CAPITAL ADVISORS, LLC.	☐	☐	☐
2. TO AMEND AND RESTATE CERTAIN FUNDAMENTAL INVESTMENT POLICIES OF AMERITRANS.	☐	☐	☐
3. TO AMEND AND RESTATE CERTAIN FUNDAMENTAL INVESTMENT POLICIES OF ELK ASSOCIATES FUNDING CORP., A WHOLLY OWNED SUBSIDIARY OF AMERITRANS	☐	☐	☐
4. TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF OUR AUTHORIZED PREFERRED STOCK FROM ONE MILLION (1,000,000) SHARES TO TEN MILLION (10,000,000) SHARES.	☐	☐	☐
5. TO CONSIDER THE APPROVAL OF A PRIVATE OFFERING OF ONE OR A COMBINATION OF THE FOLLOWING (i) THE COMPANY'S COMMON STOCK, $.0001 PAR VALUE (THE "COMMON STOCK"), (ii) WARRANTS EXERCISABLE INTO SHARES OF COMMON STOCK, AND/OR (iii) PREFERRED STOCK, WITH SUCH RIGHTS AND PREFERENCES AS DETERMINED BY THE BOARD.	☐	☐	☐
6. TO CONSIDER AND ACT UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.	☐	☐	☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature_____ Date _____

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXHIBIT A
CURRENT FUNDAMENTAL INVESTMENT POLICIES OF AMERITRANS

Ameritrans Investment Policies

Ameritrans' only fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Ameritrans' outstanding voting securities, as defined under the 1940 Act, are the restrictions described below. A "majority of Ameritrans' outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions referred to in this annual report on form 10-K, including Ameritrans' investment objectives, are not fundamental policies of Ameritrans and may be changed by the Board of Directors of Ameritrans without stockholder approval. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of Ameritrans' assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of Ameritrans' acquisition of such security or other asset. Accordingly, any subsequent change in values, assets, or other circumstances will not be considered when determining whether the investment complies with Ameritrans' investment policies and limitations. Ameritrans' fundamental policies are as follows:

(a) Ameritrans will at all times conduct its business so as to retain its status as a BDC under the 1940 Act. In order to retain that status, Ameritrans may not acquire any assets (other than non-investment assets necessary and appropriate to its operations as a BDC) if, after giving effect to such acquisition, the value of its "Qualifying Assets," amount to less than 70% of the value of its total assets. Ameritrans believes that the temporary investments it makes with its funds will generally be Qualifying Assets.

(b) Ameritrans may borrow funds and issue "senior securities" to the maximum extent permitted under the 1940 Act. As a BDC, Ameritrans may issue senior securities if, immediately after such issuance, the senior securities will have an asset coverage of at least 200%. Under the 1940 Act, subordinated debentures issued to or guaranteed by the SBA, the preferred stock issued to the SBA by Elk and Elk's bank borrowings may be considered senior securities issued by Ameritrans requiring asset coverage of 200%; however, pursuant to an Exemptive Order issued by the SEC on December 7, 1999, such debentures, preferred stock and bank borrowings are exempt from the asset coverage requirements of the 1940 Act. Ameritrans may, and currently does, when consolidating, exclude Elk borrowings for purposes of the asset coverage rules.

(c) Ameritrans will not (i) underwrite securities issued by others (except to the extent that it may be considered an "underwriter" within the meaning of the Securities Act in the disposition of restricted securities), (ii) engage in short sales of securities, (iii) purchase securities on margin (except to the extent that it may purchase securities with borrowed money), (iv) write or buy put or call options, or (v) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed loan or investment situations). Ameritrans and Elk may purchase swaps covering up to 100% of their variable rate debt. In addition, Ameritrans may sponsor the securitization of loan portfolios.

(d) Ameritrans may originate loans and loans with equity features. To the extent permitted under the 1940 Act and the regulations promulgated thereunder. Ameritrans may also make loans as permitted (i) under its existing stock option plans, (ii) under plans providing for options for disinterested directors that might be adopted by Ameritrans in the future, and (iii) to officers and directors for the purchase of Ameritrans Common Stock.

(e) Ameritrans holds all of the outstanding common stock of Elk and Elk Capital and may organize additional subsidiaries in the future. Ameritrans may acquire restricted securities of small businesses.

EXHIBIT B AMENDED AND RESTATED INVESTMENT POLICIES OF AMERITRANS AND ELK

Ameritrans and Elk Investment Policies

The investment policies described below are the fundamental policies of Ameritrans and Elk (together the "Company"). Fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Ameritrans' outstanding voting securities, as defined under the 1940 Act, are described below. A "majority of Ameritrans' outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. Because Ameritrans is the only stockholder of Elk, the Company has agreed with the Commission that Elk's fundamental investment policies will be changed only by the vote of the Ameritrans shareholders.

1. The Company may invest up to 100% of its assets in restricted securities.

2. The Company does not intend to engage, in the purchase and sale of real estate. However, the Company may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

3. The Company may engage in short sales of securities in order to hedge securities held in its portfolio.

4. The Company may write or buy put or call options in order to hedge a current securities position or to hedge the Company's portfolio in general.

5. The Company may engage in the purchase or sale of commodities or commodity contracts, including futures contracts (i) where necessary in working out distressed loan or investment situations and (ii) to otherwise hedge all or a portion of the securities positions in the Company's portfolio.

EXHIBIT C
CURRENT FUNDAMENTAL INVESTMENT POLICIES OF ELK

Elk Investment Policies

The investment policies described below are the fundamental policies of Elk. Under the 1940 Act, these policies may be changed only by the vote of the lesser of (i) a majority of Elk's outstanding Common Stock, or (ii) 67% of the number of shares of Common Stock present in person or by proxy at a stockholder meeting at which at least 50% of the outstanding shares of Common Stock are present. Because Ameritrans is the only stockholder of Elk, we have agreed with the SEC that Elk's fundamental investment policies will be changed only by the vote of the Ameritrans stockholders.

(a) ISSUANCE OF SENIOR SECURITIES. Elk may issue subordinated debentures to the SBA in the maximum amounts permissible under the 1958 Act and the applicable regulations. Elk has no preferred stock authorized.

(b) BORROWING OF MONEY. Elk has the power to borrow funds from banks, trust companies, other financial institutions, the SBA or any successor agency and/or other private or governmental sources, if determined by Elk's Board of Directors to be in its best interests.

(c) UNDERWRITING. Elk has not engaged, and does not intend to engage, in the business of underwriting the securities of other issuers.

(d) CONCENTRATION OF INVESTMENTS. Elk may not concentrate 25% or more of its total assets in securities of issuers in any industry group except the taxi industry. Elk will make at least 25% of its investments for financing the purchase or continued ownership of taxi medallions, taxis and related assets. The balance of its investments includes, and Elk intends to continue to finance, the acquisition and/or operation of other small businesses.

(e) REAL ESTATE. Elk has not engaged, and does not intend to engage, in the purchase and sale of real estate. However, Elk may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

(f) COMMODITIES CONTRACTS. Elk has not engaged, and does not intend to engage, in the purchase and sale of commodities or commodities contracts.

(g) LOANS. Elk has made, and will continue to make, loans to Small Business Concerns in accordance with the provisions of the 1958 Act and the SBA Regulations.

(h) WRITING OPTIONS. Elk has not engaged, and does not intend to engage, in the writing of options.

(i) SHORT SALES. Elk has not engaged, and does not intend to engage, in short sales of securities.

(j) PURCHASING SECURITIES ON MARGIN. Elk has not engaged, and does not intend to engage, in the purchase of securities on margin.

(k) FUTURES CONTRACTS. Elk has not engaged, and does not intend to engage, in the purchase or sale of futures contracts.

(l) RESTRICTED SECURITIES. Elk may invest up to 100% of its assets in restricted securities.

(m) TYPES OF INVESTMENTS. Although Elk was organized primarily to provide long term loan funds to Small Business Concerns, Elk's certificate of incorporation provides Elk with the authority to invest in the equity capital of Small Business Concerns. Accordingly, Elk may make equity investments in Small Business Concerns if determined by its Board of Directors to be in the best interests of Elk.

(n) MAXIMUM INVESTMENT. Elk will not lend or otherwise invest more than the lesser of (i) 10% of its total assets or (ii) 30% of its paid-in capital attributable to its Common Stock with respect to any one Small Business Concern.

(o) PERCENTAGE OF VOTING SECURITIES. The percentage of voting securities of any one Small Business Concern which Elk may acquire may not exceed 49% of the outstanding voting equities of such Small Business Concern.

(p) MANAGEMENT CONTROL. Elk does not intend to invest in any company for the purpose of exercising control of management. However, Elk may elect to acquire control in order to protect any of its prior investments which it considers at risk.

(q) INVESTMENT COMPANIES. Elk has not invested, and does not intend to invest, in the securities of other investment companies.

(r) PORTFOLIO TURNOVER. Elk intends to make changes in its portfolio when, in the judgment of its Board of Directors, such changes will be in the best interest of our stockholders in light of the then existing business and financial conditions. We do not anticipate that Elk's loan portfolio will realize an annual turnover in excess of 50%, although there can be no assurance with respect thereto.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
BETWEEN
AMERITRANS CAPITAL CORPORATION, ELK ASSOCIATES FUNDING CORPORATION
AND
VELOCITY CAPITAL ADVISORS LLC

Agreement made this _____ day of _____, 2008, by and between AMERITRANS CAPITAL CORPORATION, a Delaware corporation (the "Corporation" or the "Company"), ELK ASSOCIATES FUNDING CORPORATION, a New York corporation and the Corporation's wholly-owned subsidiary ("Elk"; the Corporation, Elk, or any other subsidiary sometimes hereinafter referred to as a "Client" or "Clients"), licensed by the U.S. Small Business Administration as a Small Business Investment Company and VELOCITY CAPITAL ADVISORS LLC, a Delaware limited liability company (the "Adviser").

WHEREAS, the Corporation is a closed-end management company that has elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940 (the "Investment Company Act");

WHEREAS, Elk is registered as a Small Business Investment Company ("SBIC") under the Small Business Investment Company Act of 1958 and has also elected to be treated as a BDC under the Investment Company Act; and

WHEREAS, the Clients desire to retain the Adviser to furnish investment advisory services to the Clients on the terms and conditions hereinafter set forth, and the Adviser wishes to be retained to provide such services,

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.   *Duties of the Adviser.*

(a)   The Clients hereby retain the Adviser to act as the investment adviser on an exclusive basis on behalf of the Clients, as hereinafter more fully set forth, for the purpose of managing the Clients' investments in (A) below investment grade (i) senior loans and notes, and (ii) subordinated notes, (B) any other debt instruments to which the parties mutually agree, ((A) and (B) being collectively referred to as the "Debt Portfolio") and (C) Incidental Equity (as hereinafter defined) (collectively, the "Velocity Assets")), subject to the supervision of the Board of Directors of the Corporation (the "Board") and the review and recommendation of the Ameritrans-VCA Investment Committee (the "IC"), for the period set forth herein and upon the terms set forth herein.

(b)   The term "Incidental Equity" shall mean private equity investments or "kickers" received in connection with investments in the Debt Portfolio. The Adviser is not being engaged to advise regarding private equity transactions, but the Client shall have three (3) business days to exercise a right of first refusal with respect to any private equity investment in an issuer of a Debt Portfolio security that Advisor wishes to make for its own account. If Client shall exercise its right of first refusal, the equity investment shall constitute an Incidental Equity.

(c)   It is specifically understood and acknowledged by the Adviser that the Clients currently manage a portfolio of loans and private equity investments. The exclusivity referred to in Paragraph 1(a) hereof with respect to the Velocity Assets and assets similar to the Velocity

Assets is not intended to cover investments of the type and size of those assets presently in the Clients' portfolios (excluding assets reasonably expected to be included in the Velocity Assets upon the Effective Date (as hereinafter defined)) or any other assets other than those to which the exclusivity provisions hereof apply, including real estate related debt or equity. None of the Clients shall invest directly or indirectly in any of the kinds of investments included in the Velocity Assets other than pursuant to the terms, covenants and conditions of this Agreement.

(d)   Unless Adviser has terminated the exclusivity provisions hereof as provided in this Paragraph 1(d), neither the Adviser nor any other senior professional employed by Adviser shall provide similar management or advisory services to any other entity for the performance of advisory services with respect to the Velocity Assets or otherwise invest in such assets. Unless Adviser has terminated the exclusivity provisions hereof as provided in this Paragraph 1(d), during the term of this Agreement, none of the Clients will contract directly or indirectly with other parties for investment management services with respect to the Velocity Assets or otherwise invest in similar assets. Upon the written request of the Adviser, the Clients shall submit a "no-action" letter or an application for an exemptive order to the Securities and Exchange Commission (the "Commission") with respect to Adviser's rights under Paragraphs 11.A, 11.B, and 11.C ("Purchase Option"), and if the Commission (A) does not (i) notify the Corporation and Elk that it will take "no-action" with respect to the matters described in the "no-action" request or (ii) issue an order granting the exemptive relief requested in the application or (B) imposes any other material terms or conditions in connection with the Purchase Option, then Adviser shall have the right at any time after the first anniversary of the Effective Date (as hereinafter defined) upon ninety (90) days prior written notice to the Corporation and Elk to terminate the obligation of exclusivity as set forth in Paragraphs 1(a) and 6 hereof, and the right of first refusal set forth in Paragraph 1(b); provided, further, however if the U.S. Small Business Administration ("SBA") does not approve the Purchase Option on or before the first anniversary of the Effective Date, then Adviser shall also have the right to terminate the exclusivity obligation in the manner provided above. If Adviser so terminates the exclusivity provisions hereof, thereafter, the Clients, on the one hand, and the Adviser, on the other hand, shall have the right to enter into agreements and to transact business with such persons in connection with the investment of any assets or directly acquire any assets as they shall each determine in their sole discretion. Upon the termination of the exclusivity provisions of this Agreement, any asset acquired by a Client other than those assets approved by the Adviser shall not be included in the Velocity Assets.

(e)   The Adviser will employ no fewer than two (2) senior professionals (the "Senior Professionals") (in addition to Ed Levy), and such two Senior Professionals will dedicate all or substantially all of their professional time to the Velocity Assets. Edward Levy shall devote a significant amount of his professional time to originating, investing and managing the Velocity Assets and overseeing Adviser's investment professionals. If for any reason Edward Levy is no longer the managing member of Adviser, the Clients shall have the right to terminate this Agreement, and Adviser shall have no right with respect to the Purchase Option.   The Corporation shall retain the right at all times to approve two (2) of the Senior Professionals (excluding Edward Levy). Accordingly, if one or both of the approved Senior Professionals leave the employ of Adviser, then Adviser will have one hundred and eighty (180) days to recommend for approval and retain a replacement Senior Professional(s), and the Corporation shall have the right to approve or reject such Senior Professional(s), such approval not to be unreasonably withheld; provided, however, that the Corporation is given sufficient information to perform due diligence on the background of such proposed Senior Professional(s), and further provided that such Senior Professional(s) also apply to the United States Small Business Administration ("SBA") for any approvals that may be necessary in accordance with applicable SBA Regulations then in effect for such persons to act as Senior Professionals for Adviser. If after one hundred and eighty (180) days the parties are unable to agree on a suitable replacement(s), then, in such event, the Corporation, and its subsidiaries, will have the right to terminate this Agreement for cause as set forth in Paragraph 0 hereof; provided, however, in the event any new Senior Professional(s) have been recommended by Adviser and approved by the Corporation, but approval by the SBA, if required, has not yet been obtained, such one hundred eighty (180) day period shall be extended pending a determination by the SBA. In the event such approval is denied, the Corporation and its subsidiaries shall have the right to terminate this Agreement for cause.

(f)   The two (2) Senior Professionals approved by Client shall each be required to enter into an agreement with Adviser prohibiting such person from advising or being affiliated with any BDC and/or any SBIC, extending for one (1) year following the voluntary termination by such person of his/her employment or termination by the Adviser "for cause" of such person's employment with Adviser; provided, however, such obligation at Adviser's option, may terminate upon (i) the termination of the exclusivity provision described in Paragraphs 1(a), 1(d), or 6 hereof or (ii) the termination or failure to continue "without cause" of this Agreement by the Corporation. Those Senior Professionals shall and the Adviser and the Clients hereby each agree not to solicit for hire, or hire, any of either the Clients' or Adviser's personnel, as the case may be, during the period of this Agreement and for one year thereafter provided, however, such restriction shall terminate upon (i) the termination of the exclusivity provision described in Paragraphs 1(a), 1(d), or 6 hereof or (ii) the termination or failure to continue "without cause" of this Agreement by the Corporation. The agreements with Adviser's employees shall be written in such a manner that permits the Corporation to be a third party beneficiary of the above referenced provisions thereby permitting the Corporation to enforce such provisions if it deems necessary in its sole discretion.

(g)   All Senior Professionals shall cooperate with and satisfactorily complete appropriate background checks and shall submit appropriate applications to SBA as may be required by SBA rules and/or regulations pertaining to persons in similar positions. Adviser and its employees shall, at all times during the term of this Agreement, comply with the Corporation's Code of Ethics and Fundamental Investment Policies and such other policies applicable to the Corporation's employees that include customary insider trading restrictions, confidentiality of corporate information, confidentiality of client information, systems and other proprietary information not otherwise publicly available, and Adviser agrees that the purchase, acquisition, holding, and disposition of all investments that make up the Velocity Assets, and the acting as an adviser to the Corporation and its subsidiaries shall always be:

(i)   in accordance with the investment objectives, policies and restrictions that are set forth in the Corporation's Registration Statements and/or as described in the Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on September 28, 2007, as the same shall be amended from time to time (as amended, the "Registration Statement"), which shall be consistent with the investment objective of investing in the Velocity Assets as contemplated hereby;

(ii)   in accordance with the Investment Company Act, and in compliance with all applicable statutes, rules, regulations and policies of the Commission concerning operations of a Regulated Investment Company and Business Development Company, and in addition, in compliance with the Small Business Investment Company Act of 1958, as amended and the SBA rules and Regulations that pertain to the operations of a licensed SBIC, as may apply to Elk;

(iii)   in accordance with the initial policies and procedures of the IC attached as Exhibit A hereto, as such Exhibit A may be amended from time to time by Clients' Boards of Directors in their sole discretion with respect to which amendments Adviser shall be given reasonable notice and further that such amendments shall be no more restrictive or burdensome than necessary to protect the interests of the Clients and their respective stockholders or comply with law;

(iv)   in accordance with all other applicable federal and state laws, rules and regulations, and the Corporation's charter and by-laws.

(h)   Without limiting the generality of the foregoing provisions of Paragraph 1(g), the Adviser shall, during the term and subject to the provisions of this Agreement,

(i)   recommend to the IC the composition of the portfolio of the Velocity Assets, the nature and timing of the changes therein and the manner of implementing such changes;

(ii)   identify, evaluate and, in appropriate circumstances, negotiate the structure of the investments with respect to the Velocity Assets as approved by the IC and Board of Directors of the Client making the investment and not close any such investment without such approval;

(iii)   upon receiving such approval, close such investment;

(iv)   manage, monitor the performance of, enforce, and authorize amendments to or waive, temporarily or permanently, provisions of agreements related to, the Velocity Assets and otherwise engage in all activity customary for an investment adviser that manages similar assets;

(v)   perform due diligence on prospective additions to the Velocity Assets;

(vi)   provide the Clients with such other investment advisory, research and related services as the Clients may, from time to time, reasonably require for the management of the Velocity Assets; and

(vii)   notwithstanding anything to the contrary contained herein, in the event the Adviser (i) elects to dispose of a Velocity Asset or (ii) if Adviser is not then registered under the Investment Advisers Act of 1940 (the "Advisers Act"), and is rendering advice with respect to securities which are proposed to become listed or admitted to unlisted trading privileges or on any national securities exchange (the "Tradeable Securities") then it will in either case first by written notice ("Disposition Notice") request approval of the disposition from three (3) members of the Board who are also members of the IC, which members shall be identified by the Corporation, which Disposition Notice shall include among other things the proposed sale price, and, unless a majority of such members shall approve the request in writing within one (1) business day, Advisor shall have authority to cause such asset to be transferred to Client as hereinafter set forth. If a majority of such members shall timely deny the request or fail to respond in writing thereto, Adviser may transfer the asset to such Client at the price set forth in the Disposition Notice, which transfer, for purposes of Paragraph 3, shall be treated the same as a sale of the asset to a third party, and such asset shall thereafter be excluded from the Velocity Assets held by such Client. If, within the one-business day period referred to above, a majority of such members shall approve the disposition request, the Adviser shall have a period of thirty (30) days, or such shorter period if the Tradeable Securities are to become listed or admitted to trading privileges prior to the expiration of such thirty (30) day period, to dispose of the asset at not less than ninety-five (95%) of the price specified in the Disposition Notice, without having to obtain any further consent. If the Adviser has not disposed of the asset within such thirty (30) day time period and thereafter desires to dispose of the asset, Adviser shall again be required to give members of the Board who are also members of the IC a new Disposition Notice, which disposition shall be subject to the same conditions specified in this Paragraph 1(h)(vii).

(i)　　　The Adviser shall have the power and authority on behalf of the Corporation and its subsidiaries to effectuate its investment decisions with respect to the Velocity Assets subject to the approval and according to the policies and procedures adopted from time to time by the Boards of Directors of Clients. Adviser shall be given reasonable notice of changes in any policies or procedures or adoption of policies and procedures by additional Clients, and all such policies and procedures shall, in any case, be as reasonably necessary, and no more restrictive or burdensome than necessary, to protect the interests of the Clients and their respective stockholders or comply with law. In the event that a Client determines to incur debt financing with respect to the Velocity Assets, the Adviser will assist in arranging for such financing on the Client's behalf at Client's sole cost and expense, subject to the oversight and approval of the Client's Board of Directors. If it is necessary for the Adviser to make investments on behalf of a Client through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle, but only if specifically approved by the Client's Board of Directors in accordance with the other requirements set forth herein and on similar terms and conditions as set forth in this Agreement, and only if any requisite regulatory approvals that may be necessary are first obtained.

(j)　　　The Adviser hereby accepts such engagement and agrees during the term hereof to render the services described herein for the compensation provided herein. The Adviser agrees that, as requested by the Clients, it shall allocate or prorate the total fees to be charged hereunder by the Adviser among them, on the basis of the relative amounts of the Velocity Assets being managed for them, but they shall be jointly and severally liable to the Adviser for payment of the fees.

(k)　　　Subject to the requirements of the Investment Company Act and approval of the Board of Directors of the relevant Client, the Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a "Sub-Adviser") pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in providing the investment advisory services required to be provided by the Adviser under this Agreement. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Client's investment objectives and policies, and work, along with the Adviser, in identifying, evaluating, or negotiating, the acquisition or disposition of such investments and monitoring investments on behalf of the Client, subject to the oversight of the Adviser and the approval of the Client's Board of Directors. The Adviser, and not the Client, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law. Nothing in this Paragraph 1(k) will obligate the Adviser to pay any expenses that are the expenses of a Client under Paragraph 2.

(l)   The Adviser, and any Sub-Adviser, shall for all purposes herein provided each be deemed to be an independent contractor and, except as expressly provided or authorized herein or by the Client's Board of Directors, shall have no authority to act for or represent the Client or otherwise be deemed an agent of the Client.

(m)   The Adviser shall keep and preserve for the period required by the Investment Company Act or the Small Business Investment Act of 1958, as amended, any books and records relevant to the provision of its investment advisory services to the Client and shall specifically maintain all books and records with respect to the Client's transactions and shall render to the Board of Directors of each Client such periodic and special reports as the Board of Directors may reasonably request related to the Velocity Assets; provided, however, any non-routine reports requested which result in Adviser incurring expenses related to Adviser retaining the services of third parties shall be paid for by the Client. The Adviser agrees that all records that it maintains for the Client are the property of the Client and will surrender promptly to the Client any such records upon the Client's request, provided that the Adviser may retain a copy of such records.

2.   *Responsibilities and Expenses of the Adviser and the Corporation*. All investment professionals of the Adviser and its staff, when and to the extent engaged in providing investment advisory services required to be provided by the Adviser under this Agreement, and the compensation and all overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Client, except as otherwise specifically provided herein. Except as otherwise expressly set forth herein, Adviser shall be responsible for all Adviser's expenses, including payroll, fringe benefits, rent, deal expenses (legal, accounting and diligence), phone, data, asset management (Wall Street Office), any required ratings of assets, including the payment to rating agencies for ratings and shadow ratings, and other expenses related to the Adviser's engagement hereunder.

The Clients will bear all other costs and expenses of their operations and transactions related to the Velocity Assets, including (without limitation) the following:

- organization;

- calculating the Clients' net asset value (including the cost and expenses of any independent valuation firm);

- interest payable on debt, if any, incurred to finance the Clients' investments;

- offerings of the Corporation's common stock and other securities;

- investment advisory and management fees;

- fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments;

- transfer agent and custodial fees;

- federal and state registration fees;

- all costs of registration and listing the Corporation's shares on any securities exchange;

- federal, state and local taxes;

6

- independent directors' fees and expenses;

- costs of preparing and filing reports or other documents required by governmental bodies (including the SEC);

- costs of any reports, proxy statements or other notices to stockholders, including printing costs;

- the Clients' fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; and

- direct costs and expenses of the Clients' administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs.

3.   *Compensation of the Adviser.*

(a)   Upon the Effective Date, the Clients shall advance two hundred thousand dollars ($200,000) to Adviser to be credited against the fees earned by Adviser as a deposit up to one hundred thousand dollars ($100,000) of which shall be allocable to each of the first two ninety (90) day periods following the Effective Date. To the extent Adviser has not earned fees equal to one hundred thousand dollars ($100,000) during either of the first two quarterly calendar periods following the Effective Date, upon request by the Clients, Adviser shall refund any excess to the Clients or credit such excess towards future fees earned.

(b)   The Clients shall pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, (A) a base management fee ("Base Management Fee"), (B) an Income-Based Fee and (C) a Capital Gains Fee for the fiscal year commencing July 1, 2008, which fee calculation shall exclude gains realized for any prior period, and each fiscal year thereafter, the payment of such Capital Gains Fee is subject to (i) the prior termination on or before June 30, 2008 of the Client's non-employee stock option plan and (ii) the cessation from and after July 1, 2008 of any further grants under the Client's 1999 employee stock option plan (clauses (i) and (ii) hereinafter the "Capital Gains Fee Conditions"). The Company agrees to satisfy the Capital Gains Fee Conditions on or before June 30, 2008. All fees payable to Adviser shall be calculated in accordance with applicable regulation as promulgated from time to time by the Commission, and, for all purposes of this Agreement, all asset amounts shall be determined based upon the valuation policies ordinarily used by the Clients for financial reporting purposes. The Clients shall make any payments due hereunder to the Adviser or to the Adviser's designee as the Adviser may otherwise direct in the manner provided in Paragraph 3(f) hereof.

(c)   The Base Management Fee with respect to each calendar quarter shall equal the sum of the following:

(x)   (i)   0.75 % of Velocity Assets (including loans, notes, and securities) rated BB- or above in total amount of $300 million or less; plus
                  (ii)   0.625% of such assets in total amount of more than $300 million; plus
(y)   (i)   1.500% of Velocity Assets (including loans, notes, and securities) that are unrated or rated below BB- and Incidental Equity in total amount of $250 million or less; plus

(ii)   1.325% of such assets in total amount of more than $250 million, but less than or equal to $400 million; plus

(iii)   1.150% of such assets in total amount of more than $400 million.

For purposes of determining the Base Management Fee, the amounts of assets (which shall exclude cash or cash equivalents, but include assets purchased with borrowed funds) shall be determined as the average (arithmetic mean) of their respective amounts on the last day of such calendar quarter and the calendar quarter immediately preceding such calendar quarter, except that, with respect to the calendar quarter during which the Effective Date occurs, the amounts of assets shall be determined as their respective amounts on the last day of such calendar quarter. The Base Management Fee for any partial month or quarter will be appropriately pro rated.

(d)   The Income-Based Fee and Capital Gains Fee shall be determined as follows:

(i)   The Income-Based Fee with respect to each calendar quarter shall equal the sum of (x) an amount equal to any excess of Net Investment Income on Velocity Assets for such quarter over 2% of Average Equity for such quarter, except insofar as such Net Investment Income exceeds 2.424% of Average Equity for such quarter, plus (y) an amount equal to 17.5% of Net Investment Income for such quarter, insofar as such Net Investment Income exceeds 2.424% of Average Equity for such quarter.

(ii)   For purposes of Paragraph 3(d)(i):

(A)   "Net Investment Income" for a calendar quarter means the excess of Gross Income for such quarter over the sum of the Base Management Fee and VA Cost of Funds for such quarter.

(B)   "Average Equity" means the daily average outstanding amount of equity outstanding that was issued by the Client (at any time) to acquire or hold Velocity Assets.

(C)   "Gross Income" means interest income, dividend income, and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees from issuers of Velocity Assets) accrued by the Client in respect of the Velocity Assets. Gross Income includes, in the case of investments with a deferred interest feature (such as original issue discount or market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that the Client has not yet received in cash. Gross Income does not include any realized or unrealized capital gains or losses except to the extent hereinafter set forth.

1.   If the value of a Velocity Asset, determined pursuant to Section 3(b) as of the end of a calendar quarter ("Ending Value"), shall be less than 95% of such Velocity Asset's then Opening Value (as hereinafter defined), then an amount equal to the entire excess of such Opening Value over such Ending Value shall be deducted from Gross Income for such calendar quarter, and the Opening Value of such Velocity Asset shall be reduced to equal such Ending Value, for each subsequent quarterly period, unless and until the Opening Value shall be

further reduced pursuant to this sentence. Unless and until reduced pursuant to the preceding sentence, a Velocity Asset's Opening Value shall be its original purchase price. Notwithstanding anything else contained herein, a Velocity Asset's then Opening Value (as adjusted from time to time as provided herein) shall be used to compute all realized capital gains and realized and unrealized capital losses for purposes of Paragraph 3(d).

2. If the Capital Gains Balance (as hereafter defined) for a calendar year is negative, then such negative amount shall be deducted from Gross Income for the fourth calendar quarter of such calendar year. To the extent the Capital Gains Balance is negative and exceeds the fourth calendar quarter Gross Income, such excess shall be carried forward to, and deducted from, the next calendar quarter(s) Gross Income until such negative balance has been fully offset against Gross Income.

(D) "VA Cost of Funds" means interest accrued on debt incurred by the Client at Adviser's direction to acquire or hold Velocity Assets, but excludes origination fees, commitment fees, unused line fees, or any other kind of cost or expense payable with respect to such debt.

(iii) The Capital Gains Fee will be determined and payable in arrears as of the end of each fiscal year (or upon termination or expiration of this Agreement as set forth below), commencing with the fiscal year ending on June 30, 2009, which fee calculation shall exclude gains realized for any prior period, and will equal 17.5% of the Velocity Asset's Capital Gains Balance for such fiscal year. The Capital Gains Balance is defined as realized capital gains for the fiscal year, if any, computed net of all realized capital losses for such year on the Velocity Assets (determined using the then Opening Value of each Velocity Asset sold, deemed sold, or otherwise disposed of, including without limitation, due to maturity or refinancing, during such fiscal year). If this Agreement shall terminate or fail to continue as of a date that is not a fiscal year end, the termination date shall be treated as though it were a fiscal year end for purposes of calculating a Capital Gains Fee.

(e) On the Effective Date, the Corporation shall sell to Adviser warrants exercisable for five years from the date of grant, to purchase 100,000 shares of the Corporation's Common Stock, at the greater of (i) market price of the Corporation's shares of Common Stock as quoted on NASDAQ on the Effective Date or (ii) the exercise price of the warrants proposed to be sold by the Corporation in its private offering to "accredited investors" as that term is defined in Regulation D promulgated under the Securities Act for a purchase price per warrant equal to a price based on the fair values established by usage of the Black-Scholes warrant pricing model.

(f) The Base Management Fee and the Income-Based Fee shall be paid quarterly in arrears. All payments to be made by Client to Adviser shall be made within fifteen (15) days of receipt of an invoice by Client from Adviser setting forth in reasonable detail the method of computation and amounts due with respect to the fee then payable.

4. *Covenants of the Adviser*. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

5.   *Excess Brokerage Commissions*. The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, with the Client's prior approval to cause the Client to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Client's portfolio, and constitutes the best net results for the Client.

6.   *Limitations on the Employment of the Adviser*. Except as otherwise provided herein, the services of the Adviser to the Clients are exclusive, and the Adviser may not engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having the principal investment objective of making below investment-grade debt investments. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become interested in the Corporation as stockholders or otherwise.

7.   *Responsibility of Dual Directors, Officers and/or Employees*. If any person who is a member, manager, partner, officer or employee of the Adviser is or becomes a director, officer and/or employee of a Client and acts as such in any business of such Client, then such member, manager, partner, officer and/or employee of the Adviser shall be deemed to be acting in such capacity solely for such Client, and not as a member, manager, partner, officer or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

8.   *Limitation of Liability of the Adviser; Indemnification*. The Adviser, its members and their respective officers, managers, partners, agents, employees, controlling persons and members (collectively, the "Indemnified Parties"), shall not be liable to any Client for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of any Client, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services. The Clients shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and disbursements and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of any Client or its security holders) arising out of or otherwise based upon the performance of any of the Adviser's duties or obligations under this Agreement or otherwise as an investment adviser of the Clients. Notwithstanding the foregoing provisions of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Corporation or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any Indemnified Party's duties or by reason of the reckless disregard of the Adviser's duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the Commission or its staff thereunder).

9.	*Effectiveness, Duration and Termination of Agreement.*

(a)	The Effective Date of this Agreement shall be the date on the last to occur of the following provided such date is on or before May 31, 2008, or such later date as may be mutually agreed to by the Ameritrans Board and Velocity in their sole discretion:

(i)	approval of this Agreement by the shareholders of each of the Corporation and Elk;

(ii)	approval by the shareholders of the Corporation's and Elk's fundamental investment policies to the extent required;

(iii)	approval of the material terms of this Agreement by the United States Small Business Administration ("SBA"); provided, however, if the SBA does not approve Paragraphs 11.A, 11.B and 11.C hereof, but approves all other material terms of this Agreement, the Agreement shall be deemed to have been approved for purposes of this Paragraph 9; and

(iv)	closing of a private offering of the Corporation's equity securities for gross proceeds of a minimum of twenty five million dollars ($25,000,000) (the "Offering"), provided however, such condition (iv) may be adjusted to a lesser amount of equity, securities convertible into equity, debt, and/or any combination thereof, in such lesser amount as the parties hereto agree in writing.

The parties shall cooperate in good faith to attempt to cause the Effective Date to occur by such date and in connection with any submission or application referred to in Paragraph 1(d).

(b)	This Agreement shall remain in effect for two years from the date of its execution, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by:

(i)	the vote of the Board, or by the vote of stockholders holding a majority of the outstanding voting securities of the Corporation; and

(ii)	the vote of a majority of the Corporation's Directors who are not parties to this Agreement or "interested persons" (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any party to this Agreement, in accordance with the requirements of the Investment Company Act. This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice, by the vote of stockholders holding a majority of the outstanding voting securities of the Corporation, or by the vote of the Corporation's Directors or by the Adviser.

Clients shall give Adviser notice of any discontinuance of this Agreement.

10.	*Termination for Cause.* The Corporation shall have the right to terminate this Agreement for "cause," which shall mean and be limited to:

(i)	Failure of Edward Levy to be the active Managing Member of the Adviser;

(ii)   Failure of the Adviser to find and retain an acceptable replacement upon the departure of a Senior Professional in accordance with Paragraph 1(e);

(iii)   A material breach of law/ or the terms, covenants or conditions on the part of the Adviser to be performed hereunder; or

(iv)   Any termination of the warehouse facilities ("Warehouse Facilities"), the collateralized loan obligation ("CLO") or any agreement or arrangement relating to financing of the Velocity Assets on account of a default under the Warehouse Facilities, CLO or any other such agreement or arrangement that shall have been attributable to any action or inaction of the Adviser and/or its affiliates due to gross negligence, willful misconduct or intentional breach of the material terms of the Warehouse Facilities or other financing arrangements.

Any notice of termination for "cause" given by Client pursuant to this Paragraph 10(i); (iii) or (iv), shall specify in writing in reasonable detail the reason for such termination that is the cause for giving such notice. Adviser will have thirty (30) days to cure, to the reasonable satisfaction of Client, any such breach charged by Client; provided, however, with respect to Paragraph (iv), any right to cure shall only be granted to the extent of any such right granted under the applicable Warehouse Facilities, CLO or other financing agreement up to a maximum of thirty (30) days. In all other cases of a termination of the Agreement for cause, the Agreement shall terminate 30 days after such notice of termination for cause, unless Adviser has, as determined by Client in its sole discretion, satisfactorily cured such breach.

Should the Clients terminate this Agreement for cause, the Corporation will not have any further financial obligations to the Adviser other than payment for accrued services due under the terms of this Agreement and the Corporation and/or its subsidiaries shall not have any obligation to sell any assets to the Adviser, as otherwise hereinafter set forth.

11.   *Termination for other than Cause*.   Subject to (i) written confirmation from the Commission that it will take "no action" with respect thereto or (ii) an order from the Commission granting approval:

A.   If the Clients terminate or fail to continue this Agreement prior to the fifth anniversary from the Effective Date, other than for "cause," Adviser shall have the right to purchase a "participation interest" in the then existing Velocity Assets on the following basis:

50% of first $300 million of Velocity Assets;

37.5% of Velocity Assets exceeding $300 million up to and including $600 million;

27.5% of all Velocity Assets over $600 million.

B.   If the Clients terminate or fail to continue this Agreement on or after the fifth anniversary from the Effective Date, other than for cause, Adviser shall have the right to purchase a 25% "participation interest" in the then existing Velocity Assets.

Except as otherwise provided in Paragraph 11.C hereof, any purchase of a "participation interest" by Adviser shall be transacted in the following manner:

(i)   Adviser shall have sixty (60) days following the date of any notice of termination given by the Corporation or Corporation's failure to continue this Agreement to send a written notice to the Corporation which notice shall state that Adviser desires to exercise its right to purchase a participation interest in the loans and investments that constitute the Velocity Assets. Said written notice shall state that Adviser will agree to purchase the appropriate level of participation interest as set forth above, in each of the then assets that are part of the Velocity Assets, so that Adviser shall be required to purchase its participating share in all of such assets. Velocity shall not be permitted to buy only a portion of the participation interests in certain assets, but must purchase its entire allocable percentage as provided herein.

(ii)   Any purchase by Adviser of a participating interest shall be made by payment to the Corporation in cash, which payment shall be made to the Corporation not later than ninety (90) days subsequent to the date on which Adviser notifies the Corporation that it has elected to purchase its participating share of the assets.

(iii)   During any time period in which Adviser is making a determination whether it will exercise its right to purchase assets, or during any period prior to a closing with respect thereto the Client shall have the right to liquidate any of such assets in the normal course of business, if it deems that it is in its best interest to dispose of a specific asset due to market conditions at that time, subject to and in accordance with the last sentence of the first paragraph of Section 11.C.

(iv)   The purchase price at which the asset shall be sold to the Adviser shall be the market value of such asset as is customarily determined by the Client following the Client's normal valuation procedures, and utilized by the Client or subsidiary at the then market value carrying amount for the Velocity Assets.

(v)   At the time of the closing of any sale of the participating interests, the Corporation or subsidiary will assign to Adviser its participating interest in the asset being purchased, and the Corporation or subsidiary will use reasonable business efforts to have that portion of the Velocity Asset being purchased assigned or transferred directly to Adviser, it being the intention of the parties that they will both use their business efforts to separate the assets purchased by Adviser from the remaining portion retained by the Corporation or subsidiary so that the two parties, after conclusion of the transfer, are both able to make independent and separate decisions about the disposal of such assets in the future.

C.   The parties have agreed that Adviser may elect to treat as a termination "not for cause" by Clients if the Clients sell or request that Adviser sell in excess of twenty percent (20%) of the average daily balance of the Velocity Assets in any 12 month period. As in any other "not for cause" termination, Adviser will have the right to purchase a pro rata share of the existing portfolio under the terms already agreed (i.e., sixty (60) days to elect to purchase and an additional ninety (90) days to close on the purchase of the agreed upon percentage of the Velocity Assets). The Corporation will not sell an amount of Velocity Assets in excess of the assets that could be acquired by the Adviser prior to the Purchase Option's lapsing; provided, however, in the event of an adverse change in market conditions as determined in the sole discretion of Client's Board of Directors, Client shall be entitled to sell at anytime and from time to time any or all of the Velocity Assets as Client's Board of Directors shall determine in its sole discretion.

Clients can elect, at anytime in their sole discretion to accelerate the above time periods to require Adviser to complete Adviser's purchase of Adviser's pro rata share of the existing portfolio following Adviser's election to so purchase upon thirty (30) days prior written notice from the

Clients to Adviser, provided that the Adviser shall be entitled to finance the purchase of Adviser's pro rata share of the Velocity Assets by delivery to each Client of a promissory note in the principal amount equal to 80% of the amount of equity allocated to Adviser by a Client at the time of the termination "not for cause" (in each case, an "Adviser Note"); such note to be subordinated to any indebtedness outstanding under the warehouse or other loan facilities used to acquire Velocity Assets. In such event, Adviser will provide the remaining 20% of the purchase price of such assets purchased by Adviser in cash at the closing. The terms of each Adviser Note shall provide for:

> (i)   Interest payable monthly in arrears at a rate equal to 200 basis points greater than the weighted average cost of debt associated with the Velocity Assets at the time of the termination notice;

> (ii)   Maturity one hundred and fifty (150) days from the date of termination or failure to continue this Agreement;

> (iii)   The delivery of a security agreement by Adviser to Client granting a senior security interest (but subordinated as provided above) by Adviser to Client in all the Velocity Assets purchased by Adviser from such Client and the filing of Forms UCC-1, or such other forms as may be required in the applicable jurisdictions evidencing Client's security interest in such assets;

> (iv)   The withholding of all distributions and payments otherwise due Adviser (except all costs and expenses, including financing costs, associated with the routine operation of Adviser's business may be paid); and

> (v)   A default under an Adviser Note shall be deemed to have occurred in the event the amount of the outstanding debt of the warehouse or other loan facilities used to acquire Velocity Assets plus the principal amount of the Adviser Note is greater than the fair market value of the pledged assets.

> D.   The Purchase Option is specifically subject to (i) Adviser obtaining an exemptive order or no action letter from the Commission and (ii) compliance with all applicable SBA regulations concerning the sale of assets to an "Associate," in the event the Adviser is deemed an "Associate" under applicable SBA regulations. The legal expenses of the aforesaid approval of the Purchase Option shall be shared equally by the Corporation and Elk, on the one hand, and the Adviser, on the other hand, up to a maximum of seventy-five thousand dollars ($75,000) each, an aggregate of one hundred and fifty thousand dollars ($150,000). Thereafter, all legal expenses, if any, shall be paid by the Adviser. The purchase price of all assets purchased shall be determined as set forth in Paragraph 11, Subsection B(iv) above. Adviser and its "affiliates" (as that term is defined in the 1940 Act) agree to waive any and all claims or rights they may have at law or in equity with respect to the acquisition of assets if a request for relief is made and such request for relief is denied.

This Agreement will automatically terminate in the event of its "assignment" (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). Any "Change of Control" of a Client shall not be deemed an assignment of this Agreement. A "Change of Control" shall be deemed to have occurred if any "Person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "Exchange Act") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Client representing 50% or more of the combined voting power of Client's then outstanding securities eligible to vote for the election of the Board of Directors of the Client.

12. *Additional Miscellaneous Understandings and Agreements, Effective Date of This Agreement, and Approval by the Corporations Board of Directors and Shareholders*.

(a) The Corporation agrees that it will reimburse Adviser for all legal expenses incurred by Adviser in connection with the preparation, and negotiation of the term sheet and legal documentation utilized to document the contractual agreements between the parties hereto, but not to exceed the sum of Twenty-Five Thousand Dollars ($25,000.00) in the aggregate without the prior approval of the Corporation.

(b) In connection with the Offering, Adviser together with its affiliates agrees to purchase not less than $1.0 million of the equity issued in connection therewith. The Corporation agrees that it will allocate the proceeds of the Offering to the acquisition of Velocity Assets as follows: (i) eighty percent (80%) of such proceeds up to and including $25.0 million, (ii) fifty percent (50%) of the next $10.0 million of such proceeds, and (iii) ninety percent (90%) of any excess proceeds raised in the Offering.

13. *Amendments of this Agreement*. This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto, but the consent of the Corporation must be obtained in conformity with the requirements of the Investment Company Act and the Small Business Investment Act, if any.

14. *Governing Law*. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), the applicable provisions of the Investment Company Act, and the rules and regulations of the US Small Business Administration, if any. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, if any, the latter shall control. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

15. *No Waiver*. The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

16. *Severability*. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy or failure to obtain an exemptive order or other similar relief, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect.

17. *Headings*. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

18. *Counterparts*. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

19. *Notices*. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their respective principal executive office addresses.

20. *Entire Agreement*. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

AMERITRANS CAPITAL CORPORATION

By: _____

Name: _____

Title: _____

ELK ASSOCIATES FUNDING CORPORATION

By: _____

Name: _____

Title: _____

VELOCITY CAPITAL ADVISORS LLC

By: _____

Name: Ed Levy

Title: Managing Member

Exhibit D

EXHIBIT A

AMERITRANS CAPITAL CORPORATION and VELOCITY CAPITAL ADVISORS LLC
Investment Committee Processes and Responsibilities
_____ 2008

I.   Investment Committee ("IC")

The IC will be responsible for recommending for approval to the Board of Directors of
Ameritrans Capital Corporation (the "Corporation") or to a committee of the Corporation's Board
of Directors (the "Ameritrans Committee") all investments as well as monitoring all investments
over their full life cycle within the VCA portfolios.

1.   Meeting Frequency/Notice: IC meetings will generally be scheduled with a minimum of
        24 hours notice. However, meetings can be scheduled on shorter notice subject to
        availability and necessity. Meetings will be either in person or by phone at the discretion
        of the IC members.

2.   Members: The IC will include five members, including the CEO and President of the
        Corporation, an independent Director of the Corporation (or other Corporation designee)
        and two persons nominated by Edward Levy ("Levy") on behalf of Velocity Capital
        Advisors LLC ("VCA"). The initial VCA members shall be Levy and Walter McLallen
        ("McLallen"). Non-voting observers will include, among others, additional members of
        VCA as deemed appropriate. The IC chairman shall be _____, and the IC
        secretary shall be _____.

3.   Voting: Investments will not be approved if there is one or more dissenting votes.

4.   Quorum: In addition to either Levy or McLallen, two additional voting members of the
        IC are required to be in attendance. However, exceptions will be made for "Fast Track"
        approvals, when (a) immediate decisions are required (b) the proposed investment is
        expected to be highly liquid and is rated at least B/B2, (c) a member of the IC present at
        the meeting has direct experience with the issuer, and (d) at least one of the Corporation's
        designees and one of the VCA members of the IC are in attendance; provided, however,
        any approval of a proposed investment, whether or not such investment is a "Fast Track
        Investment," shall be subject to the policies, procedures and approval of the
        Corporation's Board of Directors as they may determine from time to time. For example,
        the Corporation's Board of Directors anticipates establishing limitations on the amount of
        an investment or disposition of an investment that the Ameritrans Committee is
        authorized to approve without obtaining the prior approval of the Corporation's Board of
        Directors.

5.   Minutes: The IC Secretary will keep minutes of all of the IC meetings. All investment
        recommendations will be recorded in the Investment Committee minutes (form to be
        provided).

6.   Full Underwriting vs. Re-underwriting: Generally, complete or full underwriting will be
        required for each investment. "Full" underwriting consists of the IC formally
        recommending each investment. In select instances, a "re-underwriting" will be
        sufficient to recommend an investment. A re-underwriting will be permitted when VCA
        is repurchasing a credit it had previously owned but had sold such investment within the

last 120 days (assuming that during such period news was not disseminated that significantly affected the underlying merits of the credit). Re-underwriting will only be available to investments that are expected to be highly liquid and are rated at least B/B2 or for additional purchases of existing VCA investments. Both Levy an McLallen in addition to the Corporation's members on the IC must recommend a Re-underwriting. The IC will be notified of all Re-underwriting activity.

II.   Information Requirements

VCA will prepare and maintain the following information and analyses with respect to each investment in its portfolios.

1.   Credit Write-ups: Generally, complete credit write-ups in the standard VCA format (which will vary depending on the liquidity and rating of the credit) are required for every investment.

2.   "Fast Track" Approvals: In "Fast Track" approval cases, market timing factors may require the IC to consider investments prior to the completion of a credit write-up. In such cases, the minimum that is required for the IC to consider and recommend an investment is the VCA write up cover page and select additional information that the credit analyst considers appropriate (e.g. bank book executive summary, bank meeting slide presentation, term sheet and accompanying analyses). Fast track recommendations will only be considered when an investment is expected to be highly liquid and is rated at least B/B2. If an investment is recommended on a fast track basis, a complete write-up is required within two weeks of the date of approval of the Ameritrans Committee or the Corporation's Board of Directors, as the case may be. Upon completion, the Credit Analyst is required to distribute the write up to all members of the IC.

3.   Models: Financial models will generally be prepared by credit analysts for each investment that the IC considers. The extent of the model will vary based upon a variety of factors, including (a) experience with and performance of the issuer (b) response time required, and (c) the amount of time that has passed since a model was completed and reviewed. Generally, complete models will be required when substantial time has passed or financial performance has been materially different from the time the last model was prepared and reviewed. The standard VCA model format will typically be used to evaluate investments.